Exhibit 2.1

Execution Version

Agreement and Plan of Merger
by and among
FUTURE INFRASTRUCTURE HOLDINGS, LLC,
Primoris Services Corporation,
Primoris Merger Sub, LLC,
and
the Representative named herein
December 14, 2020

TABLE OF CONTENTS

Page

Article I THE MERGER	5

1.01	The Merger	5
1.02	Filing of Merger Certificate; Effective Time	5
1.03	Effect of the Merger; Further Assurances	6
1.04	Conversion of Units	6
1.05	Pre-Closing Merger Consideration Estimate	7
1.06	Closing Payments	8
1.07	Post-Closing Merger Consideration Adjustment	9
1.08	Withholding Rights	13

Article II CLOSING	13

2.01	The Closing	13
2.02	Certain Closing Deliveries	13

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	14

3.01	Organization and Power	14
3.02	Authorization; No Breach	15
3.03	Governmental Bodies; Consents	15
3.04	Capitalization	16
3.05	Subsidiaries	16
3.06	Financial Statements; No Undisclosed Liabilities	16
3.07	Absence of Certain Developments	17
3.08	Litigation; No Orders	19
3.09	Permits; Compliance with Laws	20
3.10	Tax Matters	20
3.11	Contracts	22
3.12	Real Property	24
3.13	Intellectual Property	25
3.14	Employees	26
3.15	Employee Benefit Plans	27
3.16	Insurance	29
3.17	Environmental Matters	29
3.18	Affiliated Transactions	30
3.19	Material Customers	30
3.20	Material Suppliers	30
3.21	Title to, Sufficiency and Condition of Assets	30
3.22	COVID-19	30
3.23	Broker Fees	31

Article IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB	31

4.01	Organization; Power and Capitalization	31
4.02	Authorization; No Breach	31

i

4.03	Governmental Bodies; Consents	32
4.04	Litigation	32
4.05	Broker Fees	32
4.06	Investment Representation; Investigation	32
4.07	Board Approvals	32
4.08	Vote Required	33
4.09	Financial Capability	33
4.10	Solvency	34
4.11	Operation of Merger Sub	35

Article V COVENANTS OF THE COMPANY	35

5.01	Conduct of the Company	35
5.02	Access to Books and Records	36
5.03	Financing Cooperation	36
5.04	Regulatory Filings	38
5.05	Notification	38
5.06	Exclusivity	38
5.07	Reasonable Best Efforts	39
5.08	Repayment of Indebtedness	39
5.09	Non-Compete Agreements	39

Article VI COVENANTS OF BUYER AND MERGER SUB	40

6.01	Access to Books and Records	40
6.02	Regulatory Filings	40
6.03	Notification	40
6.04	Reasonable Best Efforts	41
6.05	Debt Financing	41
6.06	Director and Officer Liability Tail Insurance	43
6.07	Facility Closings; Employee Layoffs	44
6.08	Contact with Business Relations	45
6.09	Tax Matters	45

Article VII CONDITIONS TO CLOSING	50

7.01	Conditions to All Parties' Obligations	50
7.02	Conditions to Buyer's and Merger Sub's Obligations	51
7.03	Conditions to the Company's Obligations	51
7.04	Waiver of Conditions	52

Article VIII TERMINATION	52

8.01	Termination	52
8.02	Effect of Termination	53
8.03	Certain Other Effects of Termination	53

Article IX ADDITIONAL AGREEMENTS AND COVENANTS	53

9.01	Further Assurances	53
9.02	Employees and Employee Benefits	54
9.03	Antitrust Notification	55

9.04	Certain Consents	56
9.05	Written Consents	56
9.06	Pride Utility Escrow	56

Article X MISCELLANEOUS	57

10.01	Survival; Certain Waivers	57
10.02	Acknowledgment by the Buyer Parties	58
10.03	Provision Respecting Representation of Company	60
10.04	Press Releases and Communications	61
10.05	Expenses	61
10.06	Notices	61
10.07	Assignment	63
10.08	Amendment and Waiver	63
10.09	Third Party Beneficiaries	63
10.10	Non-Recourse	64
10.11	Severability	64
10.12	Construction	64
10.13	Disclosure Schedules	64
10.14	Complete Agreement	65
10.15	Conflict Between Transaction Documents	65
10.16	Specific Performance	65
10.17	Jurisdiction and Exclusive Venue	66
10.18	Governing Law; Waiver of Jury Trial	66
10.19	Representative	67
10.20	No Right of Set-Off	69
10.21	Counterparts	69
10.22	Debt Financing Sources	70

Article XI DEFINITIONS	71

11.01	Certain Definitions	71
11.02	Defined Terms	81
11.03	Interpretation	83

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Net Working Capital - Accounting Principles and Example Net Working Capital Calculation
Exhibit C	Escrow Agreement
Exhibit D	Paying Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Debt Commitment Letter
Exhibit G	Purchase Price Allocation Methodologies

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of December 14, 2020, is made by and among (i) Future Infrastructure Holdings, LLC, a Delaware limited liability company (the "Company"), (ii) Primoris Services Corporation, a Delaware corporation ("Buyer"), (iii) Primoris Merger Sub, LLC, a Delaware limited liability company and wholly-owned Subsidiary of Buyer ("Merger Sub" and, together with the Company, the "Constituent Companies"), and (iv) Tower Arch Capital, L.P., a Delaware limited partnership, solely in its capacity as representative as set forth in this Agreement (the "Representative"). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE XI below.

WHEREAS, the boards of managers (or other similar governing body) of the Company, Buyer and Merger Sub have approved this Agreement and the merger of Merger Sub with and into the Company upon the terms and conditions set forth in this Agreement and in accordance with the Act (the "Merger"), and the board of managers of the Company has declared that it is advisable and in the best interests of the members of the Company that this Agreement and the Merger be adopted and approved by the members of the Company;

WHEREAS, Buyer, in its capacity as the sole member of Merger Sub, has approved this Agreement and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Buyer to enter into this Agreement, each of the individuals listed on the New Employment Agreement Schedule attached hereto has entered, or is entering, into an employment agreement with Buyer to be effective as of and contingent upon the Effective Time (collectively, the "Employment Agreements"); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Buyer to enter into this Agreement, each of the individuals listed on the Restrictive Covenant Agreement Schedule attached hereto has entered, or is entering, into a Restrictive Covenant Agreement with Buyer.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the parties hereto agree as follows:

Article I

THE MERGER

1.01            The Merger. On and subject to the terms and conditions contained herein, and in accordance with the Act, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving the Merger (the Company, as the surviving company after the Effective Time, is sometimes referred to herein as the "Surviving Company").

1.02            Filing of Merger Certificate; Effective Time. At the Closing, subject to satisfaction or waiver of the conditions specified in ARTICLE VII, (i) the Company will execute a certificate of merger in substantially the form of Exhibit A attached hereto (the "Certificate of Merger") in accordance with the relevant provisions of the Act, and (ii) the Company and Merger Sub will, and Buyer will cause Merger Sub to, cause such executed Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the Act, and the Merger will be effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Buyer and the Company and specified therein (the "Effective Time").

1.03            Effect of the Merger; Further Assurances.

(a)            The Merger will have the effects provided in this Agreement, the Certificate of Merger and in the applicable provisions of the Act. If, at any time after the Effective Time, the Surviving Company determines that any further documents or acts are necessary to vest in the Surviving Company the title to any property or right of the Constituent Companies acquired in the Merger or to otherwise carry out the purposes of this Agreement, the Surviving Company and its officers and directors will execute and deliver all such documents and do all such acts, and the officers and directors of the Surviving Company are fully authorized in the name of the Constituent Companies or otherwise to take any and all such action after the Effective Time solely for the purposes set forth in this Section 1.03, so long as such action is not inconsistent with this Agreement.

(b)            The Certificate of Merger shall provide that at the Effective Time, the certificate of formation of the Company as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company, until thereafter amended or repealed in accordance with the provisions thereof and applicable Law.

(c)            At the Effective Time, the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall, by operation of law and without any further action by any Person, be the limited liability company agreement of the Surviving Company, until thereafter amended or repealed in accordance with the provisions thereof, the certificate of formation of the Surviving Company and applicable Law.

(d)            The officers of Merger Sub in office immediately prior to the Effective Time will be the officers of the Surviving Company until their respective successors are duly elected and qualified in the manner provided in the certificate of formation and the limited liability company agreement of the Surviving Company, their earlier resignation or removal or as otherwise provided by applicable Law.

1.04            Conversion of Units. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the Class A Common Units or Class B Units described in this Section 1.04:

(a)            Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one (1) validly issued limited liability company interest of the Surviving Company.

(b)            Each Class A Common Unit issued and outstanding immediately prior to the Effective Time (other than the Class A Common Units cancelled pursuant to Section 1.04(d)) will be converted into the right to receive, upon delivery of a duly executed and completed Letter of Transmittal, the Closing Per Unit Amount plus amounts payable with respect to such Class A Common Unit pursuant to Section 1.07(e), and will automatically be cancelled and retired and will cease to exist.

(c)            Each Class B Unit issued and outstanding immediately prior to the Effective Time, regardless of whether vesting occurs pursuant to the terms of the associated equity purchase agreement or at the election of the Company's board of managers or as otherwise permitted (other than Class B Units to be canceled pursuant to Section 1.04(d)) will be converted into, upon delivery of a duly executed and completed Letter of Transmittal, the Closing Per Unit Amount less the Participation Threshold attributable to such Class B Unit plus amounts payable with respect to such Class B Unit pursuant to Section 1.07(e), and will automatically be cancelled and retired and will cease to exist.

(d)            Each Class A Common Unit and Class B Unit held in the treasury of the Company and each Class A Common Unit and Class B Unit owned or held, directly or indirectly, by the Company or by Buyer, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, will be cancelled and retired and will cease to exist without any conversion thereof and no payment of cash or any other consideration will be made with respect thereto.

1.05            Pre-Closing Merger Consideration Estimate.

(a)            At least three (3) Business Days prior to the Closing Date, the Company will prepare and deliver to Buyer a statement (the "Estimated Closing Statement") setting forth a calculation of (1) the estimated Closing Net Working Capital (the "Estimated Closing Net Working Capital"), (2) the estimated Closing Cash (the "Estimated Closing Cash"), (3) the estimated Closing Indebtedness (the "Estimated Closing Indebtedness"), (4) the estimated Transaction Expenses (the "Estimated Transaction Expenses"), (5) the Company's calculation of the Estimated Merger Consideration derived from the foregoing, and (6) the Closing Per Unit Amount, in accordance with Section 1.05(b) and Section 1.05(c), respectively. The Estimated Closing Statement will be prepared, and the Estimated Closing Net Working Capital, Estimated Closing Cash, Estimated Closing Indebtedness, and Estimated Transaction Expenses will be determined, in each case, in good faith, in accordance with the definitions set forth in this Agreement using the specific policies as set forth on Exhibit B (the policies set forth on Exhibit B, the "Accounting Principles"). The Company will provide the Buyer with all detail, supporting calculations and supporting documentation relating to the preparation of the Estimated Closing Statement reasonably requested by the Buyer. The Buyer may review and comment upon the Estimated Closing Statement, which comments, if any, shall be delivered to the Company no later than two Business Days prior to the Closing Date and which comments the Company shall consider in good faith; provided, however, that if there is any dispute regarding the calculation of any of the components in the Estimated Closing Statement prior to the Closing Date, the Company's determination thereof shall control (subject, for the avoidance of doubt, to the provisions of Section 1.07 regarding the determination of the Merger Consideration).

(b)            The portion of the Estimated Merger Consideration each Class A Common Unitholder will be entitled to receive at the Closing (the "Closing Class A Common Unit Payment") will equal the product of (i) Closing Per Unit Amount multiplied by (ii) the number of Class A Common Units held by such Class A Common Unitholder immediately prior to the Effective Time.

(c)            The portion of the Estimated Merger Consideration each Class B Unitholder will be entitled to receive at the Closing (the "Closing Class B Unit Payment") will equal the product of (i) the result of (x) the Closing Per Unit Amount less (y) the average Participation Threshold attributable to the Participating Class B Units held by such Class B Unitholder multiplied by (ii) the number of Participating Class B Units held by such Class B Unitholder immediately prior to the Effective Time.

1.06            Closing Payments.

(a)            At the Closing, Buyer will, or will cause Merger Sub to, deposit with the Paying Agent the aggregate Closing Class A Common Unit Payment and Closing Class B Unit Payment, payable to the Class A Common Unitholders and Class B Unitholders, respectively, as set forth in the Estimated Closing Statement by wire transfer of immediately available funds to the account designated by the Paying Agent no later than two (2) Business Days prior to the Closing Date.

(b)            At the Closing, Buyer will, or will cause Merger Sub to, deliver to the Escrow Agent (i) the Purchase Price Adjustment Escrow Deposit Amount and (ii) the Pride Utility Escrow Amount, in each case, by wire transfer of immediately available funds to a separate escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the account to which the Purchase Price Adjustment Escrow Deposit Amount is funded, the "Purchase Price Adjustment Escrow Account" and the account to which the Pride Utility Escrow Amount is funded, the "Pride Utility Escrow Account") and established pursuant to the terms of the escrow agreement to be dated as of the Closing Date and substantially in the form of Exhibit C attached hereto (the "Escrow Agreement"), by and among Buyer, the Representative and the Escrow Agent.

(c)            At the Closing, Buyer will pay, or will cause Merger Sub to pay, to the Representative, the Representative Holdback Amount, by wire transfer of immediately available funds to an account designated by the Representative at least two (2) Business Days prior to the Closing Date.

(d)            At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all Estimated Transaction Expenses to such Persons as they are owed by wire transfer of immediately available funds to accounts designated by the Company at least two (2) Business Days prior to the Closing Date.

(e)            At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all amounts required to be paid under the payoff letters delivered pursuant to Section 5.08 to fully discharge the Indebtedness owed to the Persons thereunder, as described therein, by wire transfer of immediately available funds to the accounts designated in such payoff letters.

(f)            In accordance with the paying agent agreement to be dated on or prior to the Closing Date and substantially in the form of Exhibit D attached hereto (the "Paying Agent Agreement"), the Paying Agent will act as the Representative's agent in delivering to each Class A Common Unitholder and Class B Unitholder its respective Closing Class A Common Unit Payment or Closing Class B Unit Payment, as applicable, as well as any amounts owed to such Class A Common Unitholders or Class B Unitholders pursuant to Section 1.07(e). At or after the Effective Time, upon delivery by a Class A Common Unitholder or Class B Unitholder of a duly executed letter of transmittal substantially in the form of Exhibit E attached hereto (the "Letter of Transmittal") to the Paying Agent, (i) the Paying Agent will pay each such Class A Common Unitholder or Class B Unitholder the Closing Class A Common Unit Payment or Closing Class B Unit Payment to which such Class A Common Unitholder or Class B Unitholder is entitled under Section 1.05 as set forth on the Estimated Closing Statement and (ii) each Class A Common Unitholder and Class B Unitholder will be irrevocably entitled to receive the portion of any amount payable under Section 1.07(e) with respect to such Class A Common Units or Class B Units held by such Class A Common Unitholder or Class B Unitholder immediately prior to the Effective Time. The Closing Class A Common Unit Payment or Closing Class B Unit Payment payable to a Class A Common Unitholder or Class B Unitholder will be made by wire transfer of immediately available funds to an account designated in writing by such Class A Common Unitholder or Class B Unitholder in the Letter of Transmittal, unless alternative arrangements are specified by such holder in the Letter of Transmittal, to the extent permitted by the Letter of Transmittal. Each such Class A Common Unitholder or Class B Unitholder that makes the deliveries to the Paying Agent required by this Agreement and the Paying Agent Agreement prior to the Closing Date will be paid his, her or its applicable Closing Class A Common Unit Payment or Closing Class B Unit Payment on the same Business Day as the Effective Time, or as soon as possible thereafter. Each such Class A Common Unitholder or Class B Unitholder that makes the deliveries to the Paying Agent required by this Agreement and the Paying Agent Agreement on or after the Closing Date will be paid his, her or its applicable Closing Class A Common Unit Payment or Closing Class B Unit Payment as soon as possible after delivery thereof is made (but in any event no later than two (2) Business Days after the date such delivery thereof is made).

(g)            At any time that is more than one (1) year after the Effective Time, Buyer may cause the Paying Agent to pay over to the Surviving Company any portion of the Closing Class A Common Unit Payment or Closing Class B Unit Payment that had been delivered to the Paying Agent (including any interest received thereon) and that has not been disbursed to Class A Common Unitholders or Class B Unitholders as of such date (other than any amounts then subject to dispute). After the Paying Agent makes such payments to the Surviving Company, all former Class A Common Unitholders and Class B Unitholders will be entitled to look only to the Surviving Company (subject to any applicable abandoned property, escheat and other similar Laws) as general creditors thereof with respect to the cash payable pursuant to this Agreement. None of the Surviving Company, Buyer, Merger Sub, the Representative or the Paying Agent will be liable to any Person in respect of amounts paid to a Governmental Body to the extent required under any applicable abandoned property, escheat or similar Law.

1.07            Post-Closing Merger Consideration Adjustment. Following the Closing Date, the Estimated Merger Consideration will be adjusted, if at all, as set forth below:

(a)            Buyer will prepare and deliver to the Representative within ninety (90) days after the Closing Date a statement (the "Closing Statement"), together with reasonable supporting documentation and detail, setting forth a calculation of (1) Closing Net Working Capital, (2) Closing Cash, (3) Closing Indebtedness, (4) the Transaction Expenses, (5) Buyer's calculation of the Final Merger Consideration derived from the foregoing, and (6) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts on the Estimated Closing Statement. The Closing Statement will be prepared, and Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be determined in accordance with the definitions set forth in this Agreement, using the Accounting Principles. The parties hereto agree that the purpose of preparing the Closing Statement and calculating Final Merger Consideration is solely to (x) accurately measure the amount of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses and (y) measure the difference in (1) Closing Net Working Capital from Estimated Closing Net Working Capital, (2) Closing Cash from Estimated Closing Cash, (3) Closing Indebtedness from Estimated Closing Indebtedness and (4) Transaction Expenses from Estimated Transaction Expenses, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of calculating Final Merger Consideration than were used in the calculation of Estimated Merger Consideration. If the Buyer fails to deliver to the Representative the Closing Statement within ninety (90) days after the Closing Date, the Representative may, in its sole discretion, elect to deem that the Estimated Merger Consideration set forth in the Estimated Closing Statement constitutes the Final Merger Consideration for all purposes of this Section 1.07.

(b)            On or prior to the sixtieth (60th) day following Buyer's delivery of the Closing Statement, the Representative may give Buyer a written notice stating in reasonable detail the Representative's objections (a "Notice of Disagreement") to the Closing Statement. During such 60-day period, and any period of dispute thereafter with respect to such Closing Statement, Buyer will, and will cause the Company and its Subsidiaries to, (i) provide the Representative and its Advisors with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and personnel of the Company and its Subsidiaries (including Company personnel responsible for accounting and finance and senior management) and the Company's Advisors and their work papers and (ii) otherwise reasonably cooperate with and assist the Representative and its Advisors in connection with such review; provided that the Representative and its Advisors shall conduct any such review in a manner as not to interfere unreasonably with the business or operations of Buyer, the Company or their respective Subsidiaries and shall comply with all applicable safety rules and reasonable controls during such access. Any determination set forth on the Closing Statement which is not specifically objected to in the Notice of Disagreement will be deemed accepted by the Representative, and will be final and binding upon all parties upon delivery of the Notice of Disagreement. If the Representative does not deliver to Buyer a Notice of Disagreement within such 60-day period, then the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness, and Transaction Expenses will be final and binding upon the parties upon the expiration of such 60-day period, and the Final Merger Consideration set forth in the Closing Statement will constitute the Final Merger Consideration for all purposes of this Section 1.07.

(c)            Following Buyer's receipt of any Notice of Disagreement, the Representative and Buyer will attempt to negotiate in good faith to resolve the disputed matters set forth therein. In the event that the Representative and Buyer fail to agree on any of the Representative's proposed adjustments set forth in the Notice of Disagreement within thirty (30) days after Buyer receives the Notice of Disagreement, the Representative and Buyer agree to appoint Deloitte, or, if such firm is not available, Representative and Buyer agree to jointly select a nationally recognized accounting firm within forty-five (45) days immediately following such 30-day period (Deloitte, or such other firm jointly selected pursuant to this Section 1.07(c), the "Firm"), to make the final written determination of all matters which remain in dispute that were included in the Notice of Disagreement. Buyer and the Representative will instruct the Firm to, and the Firm will, make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) solely in accordance with this Agreement. Buyer and the Representative will execute a customary engagement letter and will cooperate with the Firm during the term of its engagement. Buyer and the Representative will instruct the Firm not to, and the Firm will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand. Buyer and the Representative will also instruct the Firm to, and the Firm will, make its determination based solely on written submissions by Buyer and the Representative that are in accordance with this Agreement (i.e., not on the basis of an independent review); provided that the parties hereto agree that no party shall have any ex parte communications with the Firm. The Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, in each case, as determined by the Firm in accordance with this Section 1.07(c), will be final and binding on the parties on the date the Firm delivers its final determination in writing to Buyer and the Representative. The fees, costs and expenses of the Firm will be allocated between Buyer, on the one hand, and the Representative, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Firm that is unsuccessfully disputed by such party (as finally determined by the Firm) bears to the total amount of disputed items submitted. For example, if the Representative submits a Notice of Disagreement for $1,000, and if Buyer contests only $500 of the amount claimed by the Representative, and if the Firm ultimately resolves the dispute by awarding the Representative $300 of the $500 contested, then the costs and expenses of the Firm will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to the Representative. Buyer and the Representative shall otherwise pay their own costs and expenses incurred in connection with any such dispute. The determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses by the Firm will be final, conclusive and binding upon the parties hereto and will not be subject to appeal or further review.

(d)            If the Estimated Merger Consideration exceeds the Final Merger Consideration (such excess, the "Excess Amount"), Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Buyer (or its designee), within two (2) Business Days after the date the Final Merger Consideration is finally determined pursuant to this Section 1.07 (such date, the "Settlement Date") by wire transfer of immediately available funds, the Excess Amount from the Purchase Price Adjustment Escrow Funds. In the event that at such time the Excess Amount is less than the Purchase Price Adjustment Escrow Funds (such shortfall, the "Remaining Purchase Price Adjustment Escrow Funds"), Buyer and the Representative will, simultaneously with delivery of the instructions in the immediately foregoing sentence, deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Purchase Price Adjustment Escrow Funds from the Purchase Price Adjustment Escrow Account to the Representative (or its designee), with all such amounts received by the Representative (or its designee) pursuant to this Section 1.07(d), subject to Section 10.19(b), to be paid to the Class A Common Unitholders and the Class B Unitholders, as applicable, in accordance with Section 1.07(e). The Purchase Price Adjustment Escrow Account is Buyer's, Merger Sub's and the Surviving Company's sole and exclusive source of recovery for any amounts owing to Buyer, Merger Sub or, after the Closing, the Surviving Company under this Agreement (including pursuant to this Section 1.07 with respect to the Purchase Price Adjustment Escrow Funds).

(e)            If the Final Merger Consideration exceeds the Estimated Merger Consideration (such excess, the "Adjustment Amount"), then (i) Buyer will, within two (2) Business Days after the Settlement Date, make payment of the lesser of (x) the $6,500,000 and (y) the Adjustment Amount (such amount, the "Paid Adjustment Amount") by wire transfer in immediately available funds to the Representative (or its designee), and (ii) Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Purchase Price Adjustment Escrow Funds from the Purchase Price Adjustment Escrow Account, within two (2) Business Days after the Settlement Date, to the Representative (or its designee), with all such amounts received by the Representative (or its designee) pursuant to this Section 1.07(e), subject to Section 10.19(b), to be paid to the Class A Common Unitholders and the Class B Unitholders, as applicable, pursuant to Section 1.07(e).

(f)            When the Final Merger Consideration is finally determined pursuant to Section 1.07(b) or Section 1.07(c), the Representative will in good faith compute or re-compute, as the case may be, (i) the Final Adjusted Merger Consideration, (ii) the Final Per Unit Amount and (iii) the appropriate amount payable to each Class A Common Unitholder and each Class B Unitholder based on the foregoing from the remaining Purchase Price Adjustment Escrow Funds, the Paid Adjustment Amount and the Representative Holdback Amount, taking into account amounts previously received by such Class A Common Unitholders and such Class B Unitholders as Closing Class A Common Unit Payment or Closing Class B Unit Payment, in each case, in accordance with this Agreement. Promptly thereafter, the Representative will notify the Escrow Agent and the Paying Agent, as applicable, of such calculations and the amount that should be distributed by them to each Class A Common Unitholder and Class B Unitholder based upon the calculations and re-calculations contemplated by the immediately preceding sentence. For the avoidance of doubt, each Class A Common Unitholder and Class B Unitholder will receive the difference between (x) the amounts payable to such Class A Common Unitholder and Class B Unitholder based upon the calculations and re-calculations contemplated by this Section 1.07(e) and (y) the Closing Class A Common Unit Payment, the Closing Class B Unit Payment or any other post-Closing payments received by such Class A Common Unitholder or such Class B Unitholder, as applicable. The Representative, the Escrow Agent and the Paying Agent, as applicable, will distribute such amounts, as applicable, in accordance with the irrevocable written instructions so received from the Representative. If, at the time of the calculation of the Final Adjusted Merger Consideration, the Representative determines to retain funds in the Representative Holdback Amount under Section 10.19(b), and at any time and from time to time thereafter determines a portion of such funds should be distributed to the Class A Common Unitholders and the Class B Unitholders, then at each such time, the Representative will in good faith determine the appropriate amounts to be paid to the Class A Common Unitholders or the Class B Unitholders from the Representative Holdback Amount and will cause such amounts to be paid from the Representative Holdback Amount to the Class A Common Unitholders or the Class B Unitholders. None of the Escrow Agent, the Paying Agent, the Surviving Company or Buyer will have any liability or obligation to any Class A Common Unitholder or Class B Unitholder or the Representative for any distribution made in accordance with the instructions of the Representative pursuant to this Section 1.07(e).

(g)            Buyer and Merger Sub agree that the adjustments to the Final Merger Consideration and the dispute resolution provisions provided for in this Section 1.07 will be the exclusive remedies for the matters addressed or that could be addressed by this Section 1.07.

1.08            Withholding Rights. Buyer, Merger Sub, the Company and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as any of them determines it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. Any amounts that are so deducted and withheld shall be paid to the relevant Governmental Body and shall be treated for all purposes of this Agreement as having been paid to the applicable Person to which such consideration would have otherwise been payable. To the extent that the Buyer determines that withholding is required on a payment to any Person (other than payments that are wages or payments with respect to which the Buyer determines that withholding is required because of a Unitholder's failure to provide an IRS Form W-9 on a timely basis), Buyer shall give prompt notice to the Representative and shall reasonably cooperate in good faith with the Representative's efforts to mitigate such withholding. Except to the extent required as a result of a change in tax law that occurs after the date of this Agreement, the Buyer and Merger Sub agree that for purposes of determining withholding under this Section 1.08 and for filing Tax Returns, the Buyer and Merger Sub shall not treat any payment pursuant to this Agreement to any Unitholder in respect of any Unit that was issued prior to the date of this Agreement (or the vesting of any such Unit in connection with the transactions contemplated by this Agreement), as a compensation event for any income or employment Tax purpose.

Article II

CLOSING

2.01            The Closing. The consummation of the Merger and the other Transactions (the "Closing") will take place remotely via the exchange of electronic documents by electronic mail at 10:00 a.m. Central Time on the second (2nd) Business Day following full satisfaction (or due waiver by the party entitled to the benefit of such condition) of the closing conditions set forth in ARTICLE VII (other than conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date the Closing actually occurs is referred to herein as the "Closing Date".

2.02            Certain Closing Deliveries. Subject to the terms and conditions in this Agreement, the parties will make the following deliveries at the Closing:

(a)            Buyer will deliver each of the payments it is required to deliver under Section 1.06.

(b)            Buyer will deliver to each of the Company and the Representative copies certified by a duly authorized officer of Buyer of (i) the resolutions of the board of directors of Buyer approving this Agreement and the Merger, and (ii) the unanimous written consent of Buyer, as the sole member of Merger Sub, approving this Agreement and the Merger.

(c)            The Company will deliver to Buyer and the Representative a copy of the resolution or consent of the Company's board of managers approving this Agreement and the Merger duly certified by a duly authorized officer of the Company

(d)            Each Unitholder shall deliver an executed IRS Form W-9; provided that the sole recourse of Buyer for the failure to receive such form is to withhold under Sections 1445 or 1446(f) of the Code with respect to the applicable Unitholder;

(e)            Each of the Representative and Buyer will duly execute and deliver to the other, and to the Escrow Agent, the Escrow Agreement.

(f)            Each of the Representative and Buyer will duly execute and deliver to the other, and to the Paying Agent, the Paying Agent Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer and Merger Sub as of the date of this Agreement and as of the Closing Date (unless the particular statement speaks expressly as of another date, in which case the Company represents and warrants to Buyer and Merger Sub as of such other date), except as set forth in the disclosure schedules delivered to Buyer and Merger Sub (the "Disclosure Schedules"), as follows:

3.01            Organization and Power.

(a)            The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of the Company and its Subsidiaries has all requisite power and authority to own or lease its properties and to carry on its businesses as now conducted. Assuming receipt of and subject to the Necessary Unitholder Approval, the Company has the necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)            Each of the Company and its Subsidiaries is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

(c)            Complete and correct copies of the certificates of formation, limited liability company agreements and equivalent organizational documents of the Company and its Subsidiaries, in each case as in effect as of the date of this Agreement, have been made available to Buyer.

3.02            Authorization; No Breach.

(a)            The board of managers of the Company has (i) approved and authorized the execution and delivery of this Agreement, (ii) approved the consummation of the Transactions, including the Merger, (iii) determined that the execution and delivery of this Agreement and the consummation of the Transactions is advisable and in the best interests of the Unitholders, (iv) recommended that the Unitholders approve this Agreement and the Merger and (v) directed that this Agreement and the Merger be submitted to the Unitholders for their approval. This Agreement has been duly executed and delivered by the Company and, when the Necessary Unitholder Approval is obtained, assuming this Agreement is a valid and binding obligation of Buyer, will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity (the "Bankruptcy and Equity Exception").

(b)            Except as otherwise set forth on Schedule 3.02(b) or except as have been obtained on or prior to the date of this Agreement, the approval of the holders of a majority of the outstanding Class A Common Units and Class B Units entitled to vote thereon, and voting as a single class in accordance with the Act and the certificate of formation, limited liability company agreement or equivalent organizational documents of the Company (the "Necessary Unitholder Approval") is the only vote or approval of the Unitholders required to approve this Agreement and the Merger and no Unitholder is entitled to any appraisal, dissenters' or similar rights in connection with the Transactions.

(c)            Assuming receipt of the consents set forth on Schedule 3.02(c), the Necessary Unitholder Approval and the HSR Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not: (i) violate the certificate of formation, limited liability company agreement or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, create in any party thereto the right to terminate or cancel, require any consent, waiver or approval under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property or asset of the Company or any of its Subsidiaries under, any Material Contract, except, in the case of clauses (ii) and (iii), as would not have a Material Adverse Effect.

3.03            Governmental Bodies; Consents

. Except for (a) the consents, approvals and filings listed on Schedule 3.03, (b) the consents, approvals and filings that may be required solely by reason of Buyer's or Merger Sub's participation in the Transactions or any facts or circumstances relating to Buyer, Merger Sub or any of their respective Affiliates, (c) such filings as may be required by any applicable federal or state securities or "blue sky" Laws, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and (e) the filing of the Certificate of Merger in accordance with the Act, no consents, waivers, authorizations or approvals of, or filings, declarations or registrations with, any Governmental Body are necessary for the execution and delivery of this Agreement or any other agreement contemplated hereby, in each case, by the Company or the consummation by the Company of the Transactions.

3.04            Capitalization. The authorized equity interests of the Company consist of 30,000,000 Class A Common Units and 3,525,000 Class B Units. Schedule 3.04 sets forth a complete and accurate list of all of the issued and outstanding Class A Common Units and Class B Units and, in each case, the name of the record and beneficial holder thereof and, with respect to the Class B Units, the Participation Threshold attributable to any such Class B Unit. All of the issued and outstanding Class A Common Units and Class B Units have been duly authorized and are validly issued and have not been issued in violation of any preemptive or similar rights. All of the aforesaid equity interests have been offered, sold and delivered by the Company in compliance with all applicable federal and state securities laws. Except as set forth on Schedule 3.04, (a) the Company does not have any equity securities or securities containing any equity features issued or outstanding, (b) there are no phantom equity agreements, options, warrants or other rights or arrangements outstanding that provide for the sale or issuance of any of the foregoing by the Company and (c) the Company has not issued or incurred any bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. There are no material agreements or other obligations (contingent or otherwise) that require the Company to repurchase or otherwise acquire any of the Company's equity securities.

3.05            Subsidiaries. Each of the Company's Subsidiaries is duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization. The Company, directly or indirectly, owns all of the outstanding shares or other equity interests of its Subsidiaries free and clear of all Liens other than Permitted Liens, except for such transfer restrictions as may be provided by any applicable federal or state securities or "blue sky" Laws, and other applicable foreign or domestic securities Laws. Except as set forth on Schedule 3.05, the Company does not (a) control, directly or indirectly, or have any direct or indirect equity participation in, any corporation, partnership, trust or other business association or (b) own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity.

3.06            Financial Statements; No Undisclosed Liabilities.

(a)            Attached to Schedule 3.06(a) are true, correct and complete copies of: (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020 (the "Latest Balance Sheet") and the related statement of income for the nine (9) month period then ended, and (ii) the audited consolidated balance sheets and statements of income and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2019 and December 31, 2018 (the "Audited Financial Statements" and, collectively with the Latest Balance Sheet and related statement of income for the nine (9) month period then ended, the "Financial Statements"). Except as set forth on Schedule 3.06(a), the Financial Statements present fairly in all material respects, in accordance with GAAP consistently applied, the financial condition and results of operations of the Company and its Subsidiaries (taken as a whole) as of the dates and for the periods referred to therein, subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from year-end adjustments, in each case that are not, individually or in the aggregate, expected to be material to the Company and its Subsidiaries taken as a whole.

(b)            Except as set forth on Schedule 3.06(b), neither the Company nor any of its Subsidiaries has any liabilities, debts or obligations, whether or not of a type that would be required to be reflected or reserved against on a consolidated balance sheet prepared in accordance with GAAP consistently applied (collectively, "Liabilities"), except for (i) Liabilities reflected or reserved against on the Financial Statements or disclosed in the notes thereto, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the ordinary course of business that are not, individually or in the aggregate, material, (iii) Liabilities arising in connection with the Transactions and (iv) other Liabilities which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

3.07            Absence of Certain Developments.

(a)            From the date of the Latest Balance Sheet to the date of this Agreement, (i) except in connection with COVID-19 Measures and as expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19), (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect and (iii) none of the Company or any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, in each case, outside of the ordinary course of business and whether or not covered by insurance.

(b)            Except as set forth on Schedule 3.07(b) or as expressly contemplated by this Agreement, from the date of the Latest Balance Sheet until the date of this Agreement, neither the Company nor any of its Subsidiaries has:

(i)            amended or modified its certificate of formation or limited liability company agreement (or equivalent organizational or governance documents);

(ii)            issued or sold any of its equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, rights, equity appreciation rights, calls or commitments with respect to its shares or other equity interests of any kind, or granted phantom equity or other similar rights with respect to its shares or other equity interests, except for transactions between or among the Company and its wholly-owned Subsidiaries;

(iii)            (A) increased the compensation or other benefits payable to any current or former employee or individual independent contractor of the Company or any of its Subsidiaries, except for increases in the ordinary course of business and consistent with past practice to employees or independent contractors earning less than $150,000 in annual base compensation or as required by the terms of any Plan as in effect on the date hereof; (B) granted any right to new or enhanced severance or termination pay to any current or former employees or independent contractors of the Company or any of its Subsidiaries; (C) extended credit of $10,000 or more per individual or renewed or forgave a previously existing extension of credit for the benefit of any current or former employee or independent contractor, (D) hired or terminated for any reason other than for cause any employee with an annual base compensation in excess of $150,000 or (E) amended, modified or terminated any Plan or adopted any arrangement that would be a Plan if in effect on the date hereof;

(iv)            entered into any collective bargaining agreement or similar labor contract with any labor union respecting the employment of employees of the Company or its Subsidiaries;

(v)            adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(vi)            made any acquisition (including by merger) of a material portion of the assets of any other Person for consideration in excess of $1,000,000 or the capital stock of any other Person;

(vii)            (A) modified or terminated any Material Contract or (B) entered into any contract of a type that would be classified as a Material Contract if such contract was in effect on the date hereof;

(viii)            modified any material insurance policy of the Company or any of its Subsidiaries, or permitted the lapse of any such insurance policy;

(ix)            sold, leased, assigned, transferred, pledged, subjected to any Lien (other than Permitted Liens) or otherwise disposed of any of the Company's or any Subsidiary's assets, securities, properties, interests or businesses, except (A) sales of inventory and dispositions of assets in the ordinary course of business consistent with past practice or (B) transfers among the Company and its Subsidiaries;

(x)            made any loans or advances to, or assumed, guaranteed, endorsed or otherwise became responsible for the obligations of, any executive officers or members of its board of directors;

(xi)            (A) declared, authorized, set aside for payment or paid any dividend on, or made any other distribution (other than Tax distributions) in respect of, any of its capital stock, membership interests or other equity interests, other than dividends or distributions paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (B) adjusted, split, combined, subdivided or reclassified any of its capital stock, membership interests or other equity interests or made any other change with respect to the capital structure of the Company or any of its Subsidiaries;

(xii)            made or revoked or modified any material Tax election (other than making elections that are consistent with past practice), changed any annual accounting period, adopted or changed any material accounting method with respect to Taxes or filed any material amended Tax Return in each case, if such actions could have the effect of increasing the Company's or any of its Subsidiaries' liability for Taxes in a taxable period beginning after the Closing;

(xiii)            except in the ordinary course of business under the Existing Credit Facilities in effect on the date hereof, incurred, created, assumed or otherwise became liable for any indebtedness for borrowed money;

(xiv)            commenced or settled any Action (excluding any Actions that do not involve injunctive or equitable relief against the Company or any of its Subsidiaries and that do not involve liability of the Company or any of its Subsidiaries in excess of $250,000 individually or $1,000,000 in the aggregate) or waived any material right with respect thereto;

(xv)             made any unbudgeted capital expenditures that were, individually, in excess of $500,000, or, in the aggregate, in excess of $1,000,000, or failed to make any budgeted capital expenditure;

(xvi)            accelerated the collection of or discounted any accounts receivable, delayed the payment of any accounts payable, or deferred expenses, reduced inventories or otherwise increased cash on hand, in each case except in the ordinary course of business consistent with past practice; or

(xvii)           agreed or committed to do any of the foregoing.

3.08            Litigation; No Orders. Except as set forth on Schedule 3.08, (i) there are no Actions pending or threatened in writing against the Company or any of its Subsidiaries, at law or in equity, which if determined adversely to the Company or any of its Subsidiaries would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole and (ii) the Company and its Subsidiaries are not subject to any material outstanding Order of, or, to the Company's knowledge, threatened investigation by, any Governmental Body, in each case except such Orders to investigations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.09            Permits; Compliance with Laws. Except as set forth on Schedule 3.09:

(a)            The Company and its Subsidiaries hold, and are in compliance with, all permits, certificates, licenses, approvals, registrations and authorizations (the "Permits") required for the conduct of its business under all applicable Laws, except where any instance of noncompliance with such Permits would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. All of the Permits are valid and in full force and effect and, to the Company's knowledge, none of the Permits are reasonably expected to be terminated as a result of, or in connection with, the consummation of the Transactions.

(b)            The Company and its Subsidiaries are and have since January 1, 2018 been in compliance in all material respects with all Laws applicable to the Company or any of its Subsidiaries. No investigation by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or, to the Company's knowledge, threatened in writing, which if determined adversely to the Company or any of its Subsidiaries would reasonably be expected to material to the Company and its Subsidiaries, taken as a whole.

3.10            Tax Matters. Except as set forth on the corresponding subsection of Schedule 3.10:

(a)            The Company and its Subsidiaries have filed all material Tax Returns that are required to be filed by either the Company or its Subsidiaries, and timely paid all material Taxes due (whether or not shown on any Tax Return) by the Company or its Subsidiaries, and withheld all material Taxes required to be withheld by the Company or its Subsidiaries. All such Tax Returns have been properly completed in compliance with applicable Law and are true, complete and accurate in all material respects as to matters relating to the Taxes shown as payable.

(b)            The Company and its Subsidiaries are not currently the beneficiaries of any extension of time within which to file any Tax Return other than extensions automatically available by statute. The Company and its Subsidiaries have adequately reserved in the Financial Statements in accordance with GAAP for all material Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or payable as of the dates thereof. Since the date of the Latest Balance Sheet, the Company and its Subsidiaries have not incurred any liability for material Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice (other than in connection with the payment of any expense (e.g., compensatory payments in respect of which employer payroll Taxes are required to be paid) contemplated by this Agreement in connection with the transactions contemplated hereby or the payment of any expense contemplated by the acquisition agreement entered into by the Company pursuant to which the Company acquired a Subsidiary).

(c)            Any proposed or actual deficiency or proposed or actual adjustment or assessment asserted by a Governmental Body with respect to Tax of the Company or any Subsidiary has been fully resolved or paid.

(d)            Neither the Company nor any of its Subsidiaries has agreed to any extension of time with respect to the assessment or collection of any Tax that is still effective. Neither the Company nor any of its Subsidiaries has agreed to waive the statute of limitations with respect to the assessment or collection of any Tax. There are no powers of attorney in effect with respect to Taxes of the Company or any of its Subsidiaries.

(e)            There are no audits or other actions or proceedings (whether administrative, regulatory or otherwise) that are ongoing relating to the Taxes or the Tax Returns of the Company or any of its Subsidiaries. There are no matters under discussion with any Governmental Body with respect to the liability of the Company or any of its Subsidiaries with respect to Taxes that would reasonably be expected to result in an additional liability for Taxes with respect to the Company or any of its Subsidiaries. No rationale underlying a claim for Taxes has been asserted previously by any Governmental Body that reasonably could be expected to be asserted in any other period and that likely would result in additional liability for Taxes with respect to the Company or any of its Subsidiaries.

(f)            Neither the Company nor any of its Subsidiaries are a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement (other than contracts, or provisions thereof, entered into in connection with commercial arrangements that typically include such provisions such as leases, licenses, credit agreement and bills of sale). Neither the Company nor any of its Subsidiaries are a party to or bound by any closing agreement, gain recognition agreement, or other agreement with any Governmental Body that could impact the Taxes payable by the Company or its Subsidiaries in a period (or portion thereof) beginning after the Closing Date. No Tax ruling has been applied for or received by the Company or any Subsidiary that could impact the amount of Taxes payable by the Company or its Subsidiaries in a period (or portion thereof) beginning after the Closing Date.

(g)           There are no liens for Taxes upon any property or asset of the Company or any of its Subsidiaries (other than Permitted Liens).

(h)           In the past five (5) years, no claim has ever been made by a Governmental Body in a jurisdiction where the Company and its Subsidiaries do not file a Tax Return that the Company or any Subsidiary is or may be subject to taxation in such jurisdiction.

(i)            The Company is, and has been at all times since its formation, classified as a partnership for U.S. federal income Tax purposes.

(j)            Each Subsidiary is classified, and has been classified at all times since its date of formation, as a disregarded entity for U.S. federal income tax purposes.

(k)            Neither the Company nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, any international boycott within the meaning of Section 999 of the Code.

(l)            Neither the Company nor any of its Subsidiaries has employees or other operations in a jurisdiction other than the United States.

(m)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction by the Company (or any of its Subsidiaries) on or prior to the Closing Date, any accounting method change by the Company (or any of its Subsidiaries) or agreement with any Governmental Body entered into by the Company (or any of its Subsidiaries) on or prior to the Closing Date, any prepaid amount received by the Company (or any of its Subsidiaries) on or prior to the Closing.

(n)            Neither the Company nor any of its Subsidiaries has been a party to a transaction that is a "reportable transaction," as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) (or any other transaction requiring disclosure under analogous provisions of state or local Tax Law), or a transaction that constitutes a "listed transaction" as such term is defined in Treasury Regulation Section 1.6011-4(b)(2). In the past seven (7) years, the Company and its Subsidiaries have not participated in any Tax amnesty program.

(o)           All material Taxes that the Company or any of its Subsidiaries has been required to withhold or to collect for payment have been duly withheld and collected, and, to the extent required, have been timely paid to the appropriate Governmental Body in compliance with all applicable legal requirements. For any sale or payment for which the Company or any Subsidiary has claimed an exemption or waiver from sales Taxes or withholding Taxes, the Company and its Subsidiaries have received and retained, in material compliance with all applicable legal requirements, all exemption certificates, and any other documentation required to support such exemption or waiver. The Company and each of its Subsidiaries have complied with all information reporting and record keeping requirements under all applicable Laws, including retention and maintenance of required records with respect thereto.

(p)            Neither the Company nor any of its Subsidiaries has (i) deferred any payment of Taxes otherwise due through any automatic extension or other grant of relief provided by a Pandemic Response Law that is not to be included as a liability for purposes of computing Net Working Capital or included in Indebtedness or (ii) sought any other Tax benefit from any applicable Governmental Body related to any governmental response to COVID-19 (including any benefit provided or authorized by a Pandemic Response Law) that will impact Taxes payable by the Company or any Subsidiary in a period (or portion thereof) beginning after the Closing Date.

(q)           Other than its direct or indirect ownership interest in the Subsidiaries, the Company holds no direct or indirect interest that is classified as equity for U.S. federal income tax purposes in any other Person.

(r)            No election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 was or has been made with respect to the Company or any of its Subsidiaries.

(s)            Neither the Company nor any or its Subsidiaries is liable for Taxes of any other Person (other than the Company or its Subsidiaries) as a successor or transferee, jointly and/or severally, or by operation of any other Law (except for entities that were merged in, or converted into, a Subsidiary as part of a plan to acquire such Subsidiary by the Company or entities with respect to which the Subsidiary acquired all (or substantially) all of its assets).

(t)            Each unvested Unit that has been issued by the Company (including, for the avoidance of doubt, any Unit that will vest in connection with the transactions contemplated by this Agreement) (i) satisfies all requirements necessary to be treated as a "profits interest" under the safe harbor described in Revenue Procedure 93-27 and Revenue Procedure 2001-43 or (ii) for any such Unit that does not satisfy all such requirements, a timely Code Section 83(b) election was properly filed in connection with the issuance of such Unit and all Taxes required to be paid by the Company or any of its Subsidiaries (if any) in connection therewith have been paid.

All references to the Company and its Subsidiaries in this Section 3.10 shall include references to any Person (i) which merged with and into or liquidated into the Company or any of its Subsidiaries, (ii) that was converted into the Company or any of its Subsidiaries, or (iii) with respect to which the Company or any of its Subsidiaries has, or could reasonably be expected to have, successor liability as a result of acquiring all (or substantially all) of its assets.

3.11            Contracts.

(a)            Except as set forth on Schedule 3.11(a) (such contracts as are required to be set forth on Schedule 3.11(a), together with the Leases, being "Material Contracts"), as of the date hereof, neither the Company nor any of its Subsidiaries is a party to any:

(i)              collective bargaining agreement with any labor union;

(ii)             equity purchase, equity option or similar plan;

(iii)            agreement for the employment of any officer or individual employee or engagement of any other person on a full-time or consulting basis providing for base compensation in excess of $250,000 per annum;

(iv)            agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien, except for Permitted Liens, on any material portion of the assets of the Company and its Subsidiaries;

(v)             guaranty of any obligation for borrowed money or other material guaranty (except for performance bonds entered into in the ordinary course of business);

(vi)            material license of any material Intellectual Property, which license involves payments (by or to the Company or any of its Subsidiaries) in excess of $100,000 per annum (other than licenses of commercially available, off-the-shelf software and other than licenses entered into in the ordinary course of business);

(vii)           lease or other agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000;

(viii)          lease or other agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $100,000;

(ix)            agreement (other than ordinary course of business purchase orders and invoices) with a Material Customer;

(x)             agreement (other than ordinary course of business purchase orders and invoices) with a Material Supplier;

(xi)            agreement that limits or purports to limit the Company or any of its Subsidiaries from (A) freely engaging in business anywhere in the world or (B) soliciting or hiring any Person;

(xii)            agreement that contains a "most favored nation" or similar provision;

(xiii)          agreement that is required to be disclosed on Schedule 3.18;

(xiv)          agreement containing any future capital expenditure obligations of the Company or any of its Subsidiaries in excess of $500,000 individually;

(xv)            material joint venture, partnership, strategic alliance or similar agreement or arrangement;

(xvi)           settlement, conciliation or similar agreement with any Governmental Body pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligations after the date hereof;

(xvii)          agreement relating to any acquisition or disposition by the Company of any material assets or properties of the Company or any merger, consolidation or similar business combination transaction pursuant to which the Company or any of its Subsidiaries has any material unexpired rights or obligations, including any outstanding obligation to pay any purchase price thereunder; or

(xviii)         agreement in writing to enter into any of the foregoing.

(b)            Each Material Contract is valid and binding on the Company or one of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Company's knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). Except as set forth on Schedule 3.11(b), and except, in each case, where the occurrence of such breach or default would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) none of the Company, its Subsidiaries or, to the Company's knowledge, any other party thereto is in breach of or default under any Material Contract, (ii) the Company has not received any claim or notice of breach of or default under any Material Contract and (iii) to the Company's knowledge, no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or default under any Material Contract (in each case, with or without notice or lapse of time or both). The Company has made available to Buyer complete and correct (y) copies of all written Material Contracts and (z) summaries of all oral Material Contracts.

3.12            Real Property.

(a)            Schedule 3.12(a) contains a list of real property leased by the Company and its Subsidiaries (the "Leased Real Property") and the agreements pursuant to which such Leased Real Property is leased (the "Leases"). The Company has made available to Buyer a true and complete copy of each of the Leases (including all amendments thereto). Except as set forth on Schedule 3.12(a), with respect to each of the Leases, neither the Company nor its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof. Neither the Company nor its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein. Each of the Company and its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party, and all such leases are in full force and effect.

(b)            Schedule 3.12(b) contains a list of real property owned by the Company and its Subsidiaries (the "Owned Real Property" and together with the Leased Real Property, the "Real Property"). Except as set forth on Schedule 3.12(b), neither the Company nor its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. Neither the Company nor its Subsidiaries is a party to any agreement or option to sell any Owned Real Property or interest therein.

(c)            Except as set forth on Schedule 3.12(c), the Company and its Subsidiaries own good title to the Owned Real Property, and hold a valid leasehold interest in the Leased Real Property, free and clear of all Liens, except for Permitted Liens, other than any failure to own such Owned Real Property or hold such Leased Real Property that would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice that any parcel of Real Property is or will be subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed or has notice thereof been given.

(d)            Except as set forth in any Permitted Liens, there are no contractual or legal restrictions that preclude or restrict the ability to use any Real Property by the Company or any of its Subsidiaries for the current use of such real property. All plants, warehouses, distribution centers, structures and other buildings on the Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted.

3.13            Intellectual Property.

(a)            Schedule 3.13(a) sets forth a list of all Intellectual Property that is registered, filed or issued under the authority of any Governmental Body, and all applications for registration or issuance of Intellectual Property, in each case that is owned by the Company or one or more of its Subsidiaries (collectively, "Company Intellectual Property"). Except as set forth on Schedule 3.13(a), the Company or one or more of its Subsidiaries exclusively owns the Company Intellectual Property, free and clear of all Liens, other than Permitted Liens. Except for office actions issued in the ordinary course of prosecution by the United States Patent and Trademark Office or any applicable analogous foreign Governmental Body, since January 1, 2018, no action, suit or claim by any third party contesting the validity or enforceability of any of the Company Intellectual Property has been made or has been threatened, in each case in writing.

(b)            Neither the Company's nor any of its Subsidiaries' use of Intellectual Property nor the conduct of their respective businesses infringes, misappropriates or otherwise violates any Intellectual Property of any other Person. To the knowledge of the Company no third party infringes, misappropriates or otherwise violates any of Intellectual Property owned by the Company or any of its Subsidiaries.

(c)            The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Intellectual Property owned by the Company or any of its Subsidiaries, and at all times have maintained the confidentiality of all information that constitutes or constituted a material trade secret of the Company or any of its Subsidiaries, including requiring all third parties having access thereto to execute written non-disclosure agreements.

(d)            No present or former employee, officer or director of the Company or any of its Subsidiaries, or agent, outside contractor or consultant of the Company or any of its Subsidiaries, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Intellectual Property or other Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

(e)            The consummation of the Transactions contemplated hereby will not give rise to any right of any third party to terminate, re-price or otherwise modify any of the Company's or any of its Subsidiaries' rights or obligations under any agreement under which any right or license of or under Intellectual Property is granted to or by the Company or any of its Subsidiaries.

(f)            Since January 1, 2018, there have been no material failures, crashes, security breaches or other adverse events affecting the software, computer hardware, firmware, networks, interfaces and related systems (collectively, "IT Systems") used by the Company or any of its Subsidiaries, which have caused material disruption to the business of the Company and its Subsidiaries. The Company and its Subsidiaries provide for the back-up and recovery of material data and have implemented disaster recovery plans and procedures and, as applicable, have taken all steps to implement such plans and procedures. The Company and its Subsidiaries have taken reasonable actions to protect the integrity and security of the IT Systems and the information stored therein from unauthorized use, access or modification.

(g)            The Company and its Subsidiaries are in compliance in all material respects with applicable Laws, as well as their own policies (as applicable), relating to data privacy, data use, data security, and the collection and use of personal information collected, used, or held for use by the Company and its Subsidiaries.

(h)            Section 3.11(a)(vi) and this Section 3.13 contain the sole and exclusive representations and warranties of the Company with respect to Intellectual Property matters.

3.14            Employees.

(a)            Except as set forth on Schedule 3.14(a), the Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Laws relating to the employment of labor, including discrimination or harassment in employment, sexual harassment, terms and conditions of employment, wages, hours, equal opportunity, collective bargaining, termination of employment, layoffs, immigration compliance, occupational safety and health, employee whistleblowing, employee privacy, employment practices and classification of employees, consultants and individual independent contractors. The Company and its Subsidiaries are not engaged in any unfair labor practice, as defined in the National Labor Relations Act. There are no charges or complaints pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission, National Labor Relations Board or any similar Governmental Body.

(b)            Neither the Company nor any of its Subsidiaries is a party to any collective bargaining contract that pertains to employees of the Company or any of its Subsidiaries. To the knowledge of the Company, there are no, and since January 1, 2018 there have been no, organizing activities or collective bargaining arrangements involving the Company or any of its Subsidiaries pending or under discussion with any labor organization or group of employees of the Company or any of its Subsidiaries. There is no, and since January 1, 2018 there has been no, material labor dispute, strike, slowdown, work stoppage or lockout pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has breached in any material respect or otherwise failed to comply with the provisions of any collective bargaining or union agreement. There are no pending or, to the knowledge of the Company, threatened union grievances or union representation questions involving employees of the Company or any of its Subsidiaries.

(c)            Since January 1, 2018, the Company and each of its Subsidiaries have withheld and paid to the appropriate Governmental Body or are holding for payment not yet due to such Governmental Body all amounts required to be withheld from employees of the Company or any of its Subsidiaries and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any applicable Laws relating to the employment of labor. Since January 1, 2018, the Company and each of its Subsidiaries have paid in full to all their respective employees, or adequately accrued in accordance with GAAP for, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(d)            Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Body relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their officers has received within the past five years any notice of intent by any Governmental Body responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the knowledge of the Company, no such investigation is in progress.

(e)            To the knowledge of the Company, no current key employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity in the one year immediately following the consummation of the transactions contemplated hereby.

3.15            Employee Benefit Plans.

(a)            Schedule 3.15(a) sets forth a true and complete list of all material Plans. With respect to each Plan, the Company has provided or made available to the Buyer true, correct and complete copies of the following, as applicable: (i) a copy of each current plan document and trust or other funding arrangement; (ii) each most recent summary plan description and any summaries of material modifications thereto; (iii) the three most recently filed IRS Forms 5500; (iv) the most recently received IRS determination, opinion or advisory letter; (v) the most recently prepared actuarial report and financial statements; and (vi) any material, non-routine notices, letters or other correspondence from the IRS, Department of Labor, Department of Health and Human Services, the Pension Benefit Guaranty Corporation or other Governmental Body relating to such Plan in the past three (3) years. Each of the Plans is maintained in the United States and is primarily subject only to the Laws of the United States or a political subdivision thereof. Neither the Company not any of its Subsidiaries has any commitment (A) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (B) to enter into any contract to provide material compensation or benefits to any individual or (C) to modify, change or terminate any material Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)            Each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and either (i) has received a favorable determination letter from the IRS or (ii) is entitled to rely upon a favorable opinion or advisory letter issued by the IRS with respect to the document utilized for such Plan, and to the Company's knowledge, no event has occurred or condition exists that would reasonably be expected to adversely affect the qualification of such Plan (or result in the revocation of such determination letter or opinion or advisory letter). Each of the Plans complies in all material respects and at all times has complied in form and in operation in all material respects with its terms and all applicable Laws, including the requirements of the Code and ERISA.

(c)            With respect to each of the Plans, (i) each of the Company and its Subsidiaries has performed all obligations required to have been performed by it and is not in any respect in default under or in violation under any Plan, nor does the Company have any knowledge of any such default or violation by any other party to any Plan, (ii) all contributions required to have been made have been made on or before their due dates, (iii) there are no Actions pending (other than routine claims for benefits) or, to the Company's knowledge, threatened, and to the Company's knowledge, no fact or event exists that would reasonably be expected to give rise to any such Action, (iv) there have been no non-exempt "prohibited transactions" (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) that would result in material liability to the Company or its Subsidiaries; and (v) to the extent subject to Section 409A of the Code, such Plan has been operated in good faith compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.

(d)            None of the Plans have, and the Company and its Subsidiaries do not have, any liability or obligation with respect to (i) a "multiemployer plan" (as defined in Section 3(37) of ERISA), (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA, (iii) Title IV of ERISA or Sections 302, 412, 430 or 4971 of the Code or (iv) a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA).

(e)            None of the Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any life insurance, disability, medical, health or other welfare benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than (i) as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Law or (ii) disability coverage where a disabling event occurred prior to termination of employment.

(f)            Except as set forth on Schedule 3.15(f), none of the Plans (i) obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely as a result of the transactions contemplated by this Agreement or in connection with any other event or occurrence or (ii) obligates the Company or any of its Subsidiaries to make or accelerate any payment or provide any benefit (including accelerated vesting) as a result of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.15(f), the Company and its Subsidiaries are not obligated to make any payments, including under any Plan, that reasonably would be expected to be "excess parachute payments" pursuant to Section 280G of the Code, as a result of the transactions contemplated by this Agreement or in connection with any other related event or occurrence, and have no obligations to indemnify or gross-up any Person for Taxes under Section 4999 or 409A of the Code.

3.16            Insurance. Schedule 3.16 sets forth each material insurance policy maintained by the Company and its Subsidiaries. Each such insurance policy is legal, valid, binding and enforceable on the Company or its Subsidiaries, as applicable, and is in full force and effect. No written notice of cancellation, termination or material adverse amendment has been received by the Company or its Subsidiaries with respect to any policy.

3.17            Environmental Matters. Except as set forth on Schedule 3.17:

(a)            The Company and each of its Subsidiaries are in compliance with, and since January 1, 2018 have been in compliance with, all Environmental Laws in all material respects.

(b)            The Company and each of its Subsidiaries hold and are in compliance with, and since January 1, 2018 have held and been in compliance with, all Permits required under Environmental Laws for their operations as currently or then conducted, except where any failure to hold or instance of such noncompliance with such Permits would not reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Law.

(c)            Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Body or any other Person regarding any actual or alleged violation of or liability under Environmental Laws, except for any such notice for which the subject matter has been materially resolved or would not reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Law.

(d)            There are no Actions pending against the Company or any of its Subsidiaries under Environmental Law, and neither the Company nor any of its Subsidiaries are subject to any outstanding Order of any Governmental Body under Environmental Law, other than any Action or Order that would not reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Law.

(e)            No Hazardous Substance has been Released by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Law, and, to the knowledge of the Company, no Hazardous Substances are present at the properties currently or formerly owned, leased or operated by the Company or its Subsidiaries or to which the Company or any Subsidiary has transported or arranged for disposal any Hazardous Substances in each case in concentrations or under circumstances which would reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Law.

(f)            Neither the Company nor any Subsidiary has contractually assumed or indemnified a third party for any known liability under Environmental Law that would reasonably be expected to result in the Company or its Subsidiaries incurring material liability under Environmental Law.

(g)            The Company has made available to Buyer all material audits and other material reports or assessments pertaining to compliance with or liability under Environmental Law and all "Phase I" or "Phase II" environmental site assessments in its or any of its Subsidiaries' possession or control that have been performed in the past six (6) years, addressing every location ever owned, operated or leased by the Company or any Subsidiary or in relation to which the Company or any Subsidiary actually, potentially or allegedly may have liability under any Environmental Law.

3.18            Affiliated Transactions. Except as set forth on Schedule 3.18, no Related Person of the Company or any of its Subsidiaries is party to any material agreement with the Company or any of its Subsidiaries (other than arising under or in connection with employment related contracts, the Plans, confidentiality agreements or other agreements incident to such Person's employment with the Company or any of its Subsidiaries) or has any material interest in any material property used by the Company or its Subsidiaries.

3.19            Material Customers. Schedule 3.19 lists the top twenty (20) customers by dollar sales volume of the Company and its Subsidiaries for each of (a) the year ended December 31, 2019 and (b) the interim period commencing on January 1, 2020 through the date of the Latest Balance Sheet (each, a "Material Customer"). None of the Material Customers has terminated or given notice in writing to the Company evidencing its intention to cancel, terminate or materially and adversely modify its relationship with the Company or any of its Subsidiaries.

3.20            Material Suppliers. Schedule 3.20 lists the top twenty (20) suppliers or contractors by dollar payment by the Company and its Subsidiaries for each of (a) the year ended December 31, 2019 and (b) the interim period commencing on January 1, 2020 through the date of the Latest Balance Sheet (each, a "Material Supplier"). None of the Material Suppliers has terminated or given notice in writing to the Company evidencing its intention to cancel, terminate or materially and adversely modify its relationship with the Company or any of its Subsidiaries.

3.21            Title to, Sufficiency and Condition of Assets.

(a)            The Company and its Subsidiaries have good and valid title to or a valid leasehold interest in all of their tangible assets. The assets owned or leased by the Company and its Subsidiaries constitute all of the assets necessary and sufficient for the Company and its Subsidiaries to carry on their respective businesses in all material respects, as currently conducted. None of the assets owned or leased by the Company or any of its Subsidiaries is subject to any Lien, other than Permitted Liens.

(b)            All tangible assets necessary and sufficient for the Company and its Subsidiaries to carry on their respective businesses in all material respects have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted.

3.22            COVID-19. Except as otherwise set forth on Schedule 3.22, neither the Company or any of its Subsidiaries has (a) applied for or has received a loan pursuant to the "Paycheck Protection Program," as defined in Sections 1102 and 1106 of the CARES Act (a "PPP Loan") or (b) otherwise applied for or obtained any benefit, loan, right or amount under the Pandemic Response Law or any other Law enacted in the United States or Canada prior to the date hereof and intended to address the economic consequences of COVID-19. All PPP Loan proceeds can be excluded from the gross income of the Company, its Subsidiaries and Buyer pursuant to Section 1106(i) of the CARES Act.

3.23            Broker Fees. Except as set forth on Schedule 3.23, there is no investment banker, broker, finder or other such intermediary that is entitled to a fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as of the date of this Agreement and as of the Closing Date (unless the particular statement speaks expressly as of another date, in which case Buyer and Merger Sub represent and warrant to the Company as of such other date) as follows:

4.01            Organization; Power and Capitalization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, in each case, with full power and authority to enter into this Agreement and perform all of its obligations hereunder.

4.02            Authorization; No Breach.

(a)            The execution, delivery and performance of this Agreement by each of Buyer and Merger Sub and the consummation of the Transactions have been (and the execution and delivery of each of the other Transaction Documents to which Buyer or Merger Sub are parties, and the consummation of the transactions contemplated thereby, have been) duly and validly authorized by all requisite corporate or limited liability company action, as applicable, by Buyer and Merger Sub, and no other corporate or limited liability company proceedings, as applicable, on the part of each of Buyer or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement by Buyer or Merger Sub or the other Transaction Documents to which Buyer or Merger Sub are parties. This Agreement has been (and the execution and delivery of each of the other Transaction Documents to which Buyer or Merger Sub are parties, and the consummation of the transactions contemplated thereby, have been) duly and validly executed and delivered by each of Buyer and Merger Sub, and, assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes (and the other Transaction Documents to which Buyer or Merger Sub are parties will constitute) a valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            Assuming receipt of and subject to the HSR Approval, the execution, delivery and performance by Buyer and Merger Sub of this Agreement and the consummation of the Transactions, do not: (i) violate Buyer's or Merger Sub's respective certificate of incorporation or bylaws or equivalent organizational documents, (ii) violate any Law applicable to Buyer or Merger Sub or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, create in any party thereto the right to terminate or cancel, require any consent under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property or asset of Buyer or Merger Sub, except for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

4.03            Governmental Bodies; Consents. Except for (a) such filings as may be required by any applicable federal or state securities or "blue sky" Laws, (b) filings required under, and compliance with other applicable requirements of, the HSR Act, (c) the filing of the Certificate of Merger in accordance with the Act, and (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or delay the ability of Buyer or Merger Sub to consummate the Transactions, no consents or approvals of, or filings, declarations or registrations with, any Governmental Body are necessary for the execution and delivery of this Agreement by Buyer and Merger Sub and the consummation of the Transactions by Buyer and Merger Sub.

4.04            Litigation. There are no actions, suits or proceedings pending or, to Buyer's or Merger Sub's knowledge, threatened against or affecting Buyer, Merger Sub or any of their respective Affiliates at law or in equity, or before or by any Governmental Body, that would reasonably be expected to have a Buyer Material Adverse Effect.

4.05            Broker Fees. There is no investment banker, broker, finder or other intermediary that might be entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries.

4.06            Investment Representation; Investigation. Buyer is acquiring the equity interests of the Surviving Company for its own account with the present intention of holding the equity interests of the Surviving Company for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Each of Buyer and Merger Sub is an "accredited investor" within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Each of Buyer and Merger Sub is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer acknowledges that the equity interests of the Surviving Company have not been registered under the Securities Act or any state or foreign securities Laws and that such securities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws. Each of Buyer and Merger Sub has been afforded access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation and has conducted a full due diligence investigation of the Company and its Subsidiaries.

4.07            Board Approvals.

(a)            The board of directors of Buyer, by resolutions duly adopted at a meeting duly called and held, has approved the Transactions, including the Merger. No other corporate proceedings on the part of Buyer are necessary to authorize the transaction contemplated by this Agreement.

(b)            The sole member of Merger Sub has duly (i) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its sole member and (ii) approved this Agreement and the Merger. No other corporate proceedings on the part of Merger Sub are necessary to authorize the Transactions.

4.08            Vote Required. Buyer, as the sole member of Merger Sub, has approved and adopted this Agreement. No other vote of the holders of any class or series of equity interests of Buyer or Merger Sub is required to adopt this Agreement and approve the Transactions.

4.09            Financial Capability.

(a)            Buyer and Merger Sub have received an executed debt commitment letter from the parties identified therein (collectively, the "Lenders") committing, subject to (and only to) the terms and conditions expressly set forth therein and in any fee letter executed in connection therewith to provide up to $300,000,000 in the aggregate of debt financing to such Person (such commitment letter together with all term sheets and attachments thereto, and the fee and engagement letters executed in connection therewith, in each case as amended, supplemented or replaced in compliance with this Agreement, the "Debt Commitment Letter," and the debt financing committed pursuant to the Debt Commitment Letter, the "Debt Financing").

(b)            A true, correct and complete copy (with respect to any fee or engagement letter included in the Debt Commitment Letter, redacted in a customary manner to remove fee amounts, original issue discount, pricing caps, rates, ratios, basket amounts, time periods and customary terms of any "market flex", in each case so long as such redacted terms do not relate to any conditions to funding or any other terms, that could adversely affect the conditionality, enforceability, availability, termination or aggregate amount of the Debt Financing being made available by the Lenders) of the Debt Commitment Letter is attached hereto as Exhibit F.

(c)            At the Closing, Buyer and Merger Sub will have sufficient funds with cash on hand, existing credit facilities (including Buyer’s existing revolving credit facility (the “Buyer Revolver”) and the amounts provided under the Debt Commitment Letter to pay all obligations of Buyer and Merger Sub hereunder, including (i) the amounts payable pursuant to Section 2.02(a), including amounts owing pursuant to the outstanding amount of Closing Indebtedness and Transaction Expenses, and (ii) all of the out-of-pocket costs of Buyer and Merger Sub arising from the consummation of the Transactions and any fees incurred in connection with the Debt Financing.

(d)            The obligations of the parties committing to fund under the Debt Commitment Letter are not subject, directly or indirectly, to any condition, other than the conditions expressly set forth in the Debt Commitment Letter. The execution, delivery and performance of the Debt Commitment Letter by Buyer, Merger Sub and each other Person party thereto, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all requisite action by Buyer, Merger Sub and, to the knowledge of Buyer and Merger Sub, each other Person party thereto, and no other actions on the part of Buyer, Merger Sub or, to the knowledge of Buyer and Merger Sub, any other Person party thereto are necessary to authorize the execution, delivery or performance of the Debt Commitment Letter by Buyer, Merger Sub and each other Person party thereto. The Debt Commitment Letter has been duly and validly executed and delivered by Buyer, Merger Sub and, to the knowledge of Buyer and Merger Sub, each other Person party thereto, is in full force and effect and constitutes the valid and binding obligation of each of Buyer, Merger Sub and each other Person party thereto, enforceable against each such other Person party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(e)            The Debt Commitment Letter has not been amended or modified, and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. Other than the Debt Commitment Letter, there are no other contracts, arrangements or side letters directly or indirectly related to the Debt Financing that could affect the availability of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Buyer has fully paid any and all commitment fees and other fees required by the Debt Commitment Letter to be paid by it on or prior to the date of this Agreement and Buyer and Merger Sub will pay any and all such fees as they become due.

(f)            As of the date of this Agreement, neither Buyer nor Merger Sub (i) has reason to believe that any event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Debt Commitment Letter, (ii) is aware of any fact, event or other occurrence that makes any of the representations or warranties of Buyer or Merger Sub in the Debt Commitment Letter inaccurate in any material respect and (iii) assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, has reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied on a timely basis or that the Debt Financing contemplated by the Debt Commitment Letter will not be made available on the Closing Date.

(g)            Notwithstanding this Section 4.09 or any other provision of this Agreement, each of Buyer and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement (including consummating the Merger) that Buyer or Merger Sub (or the Surviving Company) obtain financing for or related to any of the Transactions (including receipt of all or any portion of the proceeds of the Debt Financing).

4.10            Solvency. Immediately after giving effect to the Transactions (including the incurrence of the Debt Financing), Buyer and each of its Subsidiaries (including the Surviving Company and its Subsidiaries), will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Transactions (including the incurrence of the Debt Financing), Buyer and each of its Subsidiaries (including the Surviving Company), will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions (including the incurrence of the Debt Financing) with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries (including the Surviving Company and its Subsidiaries).

4.11            Operation of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with its execution and delivery of this Agreement and its performance of its obligations hereunder. All of the issued and outstanding equity interests of Merger Sub are, and at the Effective Time will be, owned by Buyer. Except as expressly authorized by written consent of the Company, neither Merger Sub nor any of its Affiliates is a party to any contract or agreement, or has made or entered into any formal or informal arrangements or other understandings (written or oral and whether or not binding), with any member, director, officer or other Affiliate of the Company or any of its Subsidiaries.

Article V

COVENANTS OF THE COMPANY

5.01            Conduct of the Company.

(a)            Except as expressly permitted by this Agreement or as required by applicable Law, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company will conduct its and its Subsidiaries' business in the ordinary course of business; provided that, notwithstanding the foregoing, (i) no action by the Company or its Subsidiaries with respect to matters expressly permitted by an exception to a subclause of Section 5.01(b) will be deemed a breach of this Section 5.01(a) and (ii) the Company and its Subsidiaries' failure to take any action prohibited by Section 5.01(b) will not be a breach of this Section 5.01(a).

(b)            From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (i) otherwise expressly permitted by this Agreement, (ii) set forth on Schedule 5.01(b), (iii) consented to in writing by Buyer, (iv) required by any Material Contract or Law or (v) in connection with COVID-19 Measures, the Company will not, and will not permit its Subsidiaries to, take any action which, if taken after the date of the Latest Balance Sheet and prior to the date hereof, would have been required to be disclosed on Schedule 3.07(b) pursuant to Section 3.07(b).

(c)            For the avoidance of doubt, nothing contained herein shall permit Buyer or Merger Sub to control or direct the operation of the Company and its Subsidiaries prior to the Closing.

(d)            Nothing in this Section 5.01 shall preclude the Company or any Subsidiary from paying any Tax that if unpaid at Closing would be included as a liability in Net Working Capital or the determination of Pre-Closing Income Taxes.

5.02            Access to Books and Records. Subject to applicable Laws relating to the exchange of information and any applicable COVID-19 Measures, from the date hereof until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, provide Buyer, Merger Sub and their respective Affiliates and Advisors (including Debt Financing Sources) with reasonable access during normal business hours to the Company's and its Subsidiaries' properties, books, contracts, records and personnel, and the Company shall furnish promptly to Buyer and Merger Sub such information concerning the Company's and its Subsidiaries' respective business and properties as Buyer or Merger Sub may reasonably request; provided that Buyer, Merger Sub and their respective Affiliates and Advisors shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries and shall comply with all applicable safety rules and reasonable controls during such access; provided, further, that the Company and its Subsidiaries shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information; provided, further, that such access shall not extend to any sampling or analysis of soil, groundwater, indoor air, building materials or other environmental media of the sort generally referred to as a Phase II environmental investigation; provided, further, that the Company or its Subsidiaries shall not be obligated to provide such access to the extent the Company reasonably determines, in light of COVID-19 or any COVID-19 Measures, that such access would jeopardize the health and safety of any of the Company's employees or other representatives. The information provided pursuant to this Section 5.02 will be used solely for the purpose of effecting the Transactions, and will be governed by all the terms and conditions of the Confidentiality Agreement.

5.03            Financing Cooperation.

(a)            From the date of this Agreement until the Closing (or the earlier termination of this Agreement pursuant to ARTICLE VIII), subject to the limitations set forth in this Section 5.03, the Company will use its reasonable best efforts to cooperate with Buyer and Merger Sub as reasonably requested by Buyer and Merger Sub in connection with Buyer's and Merger Sub's arrangement of the Debt Financing (or, for the avoidance of doubt, any alternate financing required under Section 6.05(c)); provided that nothing herein will require such cooperation to the extent it interferes, or would reasonably be expected to interfere, with the business or operations of the Company or its Subsidiaries. Cooperation pursuant to this Section 5.03 will include using reasonable best efforts to (i)  participate in and make senior management of the Company available for a reasonable number of presentations, meetings, and due diligence sessions in connection with the Debt Financing (including with Debt Financing Sources) at reasonable times and locations (which may be virtual) reasonably acceptable to the Company, (ii) provide reasonable assistance to Buyer in its preparation of any customary bank information memoranda or lender presentation and similar documents, (iii) in respect of assets of the Company and its Subsidiaries, or equity interests in the Company and its Subsidiaries held by the Unitholders, provide reasonable assistance to the extent requested by Buyer with the preparation of loan agreements, pledge and security documents and other documents required in connection with the Debt Financing (which, in each case, shall be contingent upon, and only effective at, the Closing), including by providing reasonable assistance with the completion of schedules and other information disclosures reasonably requested by Buyer and required in connection with the Debt Financing; (iv) reasonably facilitate, effective as of the Closing Date, the pledging of collateral of the Company and its Subsidiaries, matters relating to title to assets or property of the Company and its Subsidiaries and the execution and delivery of definitive documents by the Company and its Subsidiaries related to the Debt Financing on the terms contemplated by the Debt Commitment Letter (provided, that (A) none of the documents or certificates related to the Debt Financing shall be executed or delivered except in connection with, or contingent upon, the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company, any of its Subsidiaries or any of their respective officers or employees involved prior to the Effective Time); provided that, notwithstanding anything in this Agreement to the contrary, the Company will not be required to deliver or cause the delivery of any legal opinions or any certificate as to solvency or any other certificate related to the Debt Financing; (v) at Buyer's sole cost and expense, cooperate with the replacement or backstop of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries; (vi) furnish, as promptly as practicable, Buyer and the Debt Financing Sources with all documentation and other information with respect to the Company required under applicable "know your customer" and anti-money laundering laws, rules and regulations, including, without limitation, the USA PATRIOT Act, that is reasonably requested in writing by the Debt Financing Sources at least five (5) Business Days prior to the Closing Date; and (vii) solely with respect to any directors and officers continuing in such roles after the Closing Date, and effective only on the Closing Date, take all organizational and other actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of any financing arrangement. The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of any of them.

(b)            Notwithstanding this Section 5.03 or anything else in this Agreement: (i) in no event will the Company or any of its Subsidiaries be required to pay any commitment fee or other fee or payment to obtain consent, or to incur any liability with respect to, or cause or permit any Lien to be placed on any of their respective assets in connection with, the Debt Financing prior to the Effective Time; and (ii) nothing in this Section 5.03 shall require any action that would conflict with or violate the Company's or any Subsidiaries' organizational documents or any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any contract to which the Company or any of its Subsidiaries is a party.

(c)            Buyer (i) will promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented out-of-pocket fees and expenses of Advisors) incurred by the Company or any of its Subsidiaries and their respective Affiliates, officers and Advisors in connection their compliance with this Section 5.03 and (ii) will indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates, officers and Advisors from and against all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except to the extent suffered or incurred as a result of the bad faith or willful misconduct of the Company or any Affiliate (to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction).

(d)            Buyer and the Debt Financing Sources may disclose confidential information regarding the Unitholders, the Company or their respective Affiliates obtained by Buyer, the Debt Financing Sources or their respective Representatives during the syndication of the Debt Financing to (i) potential lenders and investors in connection with the marketing and syndication of the Debt Financing and (ii) rating agencies in connection with confirming or obtaining ratings for Buyer or the Debt Financing; provided that all non-public or other confidential information provided by the Company and its Affiliates and representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the Debt Financing Sources, rating agencies and prospective lenders during syndication of the Debt Financing subject to the Debt Financing Sources, rating agencies and prospective lenders agreeing to customary confidentiality obligations (which may include customary "click through" language) with respect to such information.

(e)            The parties agree that this Section 5.03 (and not Section 5.07) sets forth the Company's sole obligations with respect to the Debt Financing. Notwithstanding anything to the contrary in this Agreement or in any other Transaction Document, it is understood and agreed by the parties that the conditions set forth in Section 7.02 as applied to the Company's obligations under this Section 5.03 shall be deemed to be satisfied unless the Debt Financing contemplated by the Debt Commitment Letter has not been obtained as a direct result of the Company's Willful Breach of its obligation under this Section 5.03. For purposes of this Section 5.03, "Willful Breach" means a material breach by the Company that is a consequence of an act or omission knowingly undertaken or omitted by the Company with the intent of causing a breach of this Agreement.

5.04            Regulatory Filings. Subject to Section 9.03, the Company and its Subsidiaries will use reasonable best efforts to (a) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with Buyer and Merger Sub in exchanging such information and providing such assistance as Buyer and Merger Sub may reasonably request in connection with the foregoing and (c) (i) supply reasonably promptly any additional information and documentary material that may be requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii) take all actions necessary to obtain all required clearances. The parties agree that this Section 5.04 (and not Section 5.07) sets forth the Company's sole obligations with respect to regulatory filings, other than filings under the HSR Act, which is governed solely by Section 9.03.

5.05            Notification. Until the Closing, the Company shall promptly notify Buyer and Merger Sub in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 7.01 or Section 7.02 becoming incapable of being satisfied.

5.06            Exclusivity. From immediately after the execution and delivery of this Agreement and through the Closing (or the earlier termination of this Agreement pursuant to ARTICLE VIII), Company will not take, and the Company will cause its Subsidiaries not to take, any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer, Merger Sub and their respective Advisors) concerning any merger or recapitalization involving the Company or its Subsidiaries, sale of the equity interests of the Company or its Subsidiaries, any sale of all or substantially all of the assets or equity interests of the Company or its Subsidiaries or similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the ordinary course of business) (an "Acquisition Transaction"). The Company will, and will cause the Seller Group and the Company's Subsidiaries and their respective officers, directors and Advisors to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Acquisition Transaction. The Company shall notify Buyer promptly, but in any event within twenty-four (24) hours, in writing if any inquiry or other contact with any Person with respect an Acquisition Transaction is made. Any such notice to Buyer shall indicate in reasonable detail the identity of the Person making such inquiry or other contact and the terms and conditions of such Acquisition Transaction.

5.07            Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 5.03, Section 5.04 and this Section 5.07), the Company will, and will cause each of the Seller Group and the Company's Subsidiaries and Advisors to, use its reasonable best efforts to cause the Transactions to be consummated as promptly as practicable and not take any action intended to prevent, impede or delay the Closing. For purposes of this Agreement, the "reasonable best efforts" of the Company will not require the Company or any of its Subsidiaries, Affiliates or Advisors to (a) expend any money to remedy any breach of any representation or warranty hereunder, (b) commence any litigation or arbitration proceeding, (c) waive or surrender any right to modify any agreement (including any Material Contract), (d) offer or grant any accommodation or concession (financial or otherwise) to any third party, (e) make any payment to third parties or otherwise suffer any similar detriment, (f) subject to the Company's compliance with Section 9.04 and Section 9.05, obtain any consent required for the consummation of the Transactions, (g) waive or forego any right, remedy or condition hereunder, or (h) provide financing to Buyer or Merger Sub for the consummation of the Transactions (including all or any portion of the Debt Financing); provided that the Seller Group and the Company will be permitted to grant accommodations or concessions regarding any of the foregoing in its sole discretion so long as such accommodations or concessions are included as Transaction Expenses in the Estimated Closing Statement.

5.08            Repayment of Indebtedness. At least two (2) Business Days prior to the Closing Date, the Company shall deliver one or more customary payoff letters in respect of the Indebtedness identified on Schedule 5.08 (the "Payoff Indebtedness"), which payoff letters shall (A) specify the amounts required to repay in full all such Payoff Indebtedness owed to the Persons thereunder on the Closing Date, (B) specify the wire transfer instructions for the repayment of such Payoff Indebtedness and (C) include a release of any and all Liens incurred in connection with such Indebtedness on assets of the Company and its Subsidiaries, effective upon receipt of the full repayment amounts of such Payoff Indebtedness and any other customary conditions set forth therein.

5.09            Non-Compete Agreements. If during the five (5) Business Days following the date hereof Buyer informs the Company in writing that it desires to have certain other members of the Company's management team who are offered continued employment with Buyer and its Affiliates following the Closing enter into a non-competition agreement with Buyer or an Affiliate of Buyer, then the Company agrees to use commercially reasonable efforts to obtain a non-competition agreement in form and substance substantially similar to the form of non-competition agreement attached to the Employment Agreements from each such additional member of the Company's management team identified by Buyer during such time period; provided, however, under no circumstances shall the Company or any member of the Seller Group be required to pay any cost or incur any liabilities in connection with securing the execution and delivery of such agreements under this Section. Buyer acknowledges and agrees that the execution and delivery of any non-competition agreement is in the discretion of such applicable member of the Company's management team, and in the event any such member of the Company's management team declines to execute and deliver a non-competition agreement pursuant to this Section 5.09, the failure to obtain a non-competition agreement from such member shall, subject to the Company's compliance with the immediately preceding sentence, neither constitute a breach of this Section 5.09 nor constitute a failure satisfy the condition set forth in Section 7.02(b).

Article VI

COVENANTS OF BUYER AND MERGER SUB

6.01            Access to Books and Records. From and after the Closing, for a period of seven (7) years, Buyer will, and will cause the Surviving Company to provide the Representative (and its Advisors reasonably requiring such access in light of the purposes therefor) with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records (for the purpose of examining and copying) of the Surviving Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date (including Tax Returns) as the Representative and its Advisors may reasonably request in connection with any legitimate business purpose; provided, that the Representative and its Advisors shall conduct any such activities in such a manner as to not interfere unreasonably with the business or operations of Buyer, the Surviving Company or any of their respective Subsidiaries; and provided, further, that Buyer and the Surviving Company shall not be obligated to provide such access or information if either Buyer or the Surviving Company determines, in its reasonable judgment, that doing so would violate applicable Law or a contract or obligation of confidentiality owing to a third party or jeopardize the protection of the attorney-client privilege. For a period of seven (7) years following the Closing Date, before Buyer or the Surviving Company may destroy or otherwise dispose of any of the material books and records of the Surviving Company and its Subsidiaries (including Tax Returns) for any period prior to the Closing Date, Buyer shall use commercially reasonable efforts to give at least ninety (90) days' prior written notice of such intention to destroy or dispose to the Representative, and the Representative shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as it may elect.

6.02            Regulatory Filings. Subject to Section 9.03, Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, use reasonable best efforts to (a) make or cause to be made all filings and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing, and (c) (i) supply reasonably promptly any additional information and documentary material that may be requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be reasonably necessary, proper or advisable in connection therewith and (iii) take all actions necessary to obtain all required clearances. For the avoidance of doubt, the parties agree that this Section 6.02 (and not Section 6.04) sets forth Buyer's and Merger Sub's sole obligations with respect to regulatory filings, other than filings under the HSR Act, which are governed solely by Section 9.03.

6.03            Notification. Until the Closing, Buyer and Merger Sub shall promptly notify the Company in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 7.01 or Section 7.03 becoming incapable of being satisfied.

6.04            Reasonable Best Efforts. Subject to the terms of this Agreement (including the provisions and limitations set forth in Section 6.02 and this Section 6.04), each of Buyer and Merger Sub will, and will cause each of their respective Affiliates and Advisors to, use its reasonable best efforts to cause the Transactions to be consummated as promptly as practicable, and no such Person will take any action intended to, or that would reasonably be expected to, prevent, impede or delay the Closing. For purposes of this Agreement, the "reasonable best efforts" of Buyer and Merger Sub will not require either Buyer, Merger Sub or any of their respective Subsidiaries, Affiliates or Advisors to (a) expend any money to remedy any breach of any representation or warranty hereunder, (b) commence any litigation or arbitration proceeding, (c) waive or surrender any right to modify any agreement, (d) offer or grant any accommodation or concession (financial or otherwise) to any third party, (e) make any payment to third parties or otherwise suffer any similar detriment or (f) waive or forego any right, remedy or condition hereunder.

6.05            Debt Financing.

(a)            Without limiting the generality of Buyer's and Merger Sub's obligations under Section 6.04, Buyer and Merger Sub will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing as promptly as practicable following the date of this Agreement and in timely fashion on the terms and conditions, taken as a whole, described in the Debt Commitment Letter, including (i) maintaining in effect the commitment for the Debt Financing set forth in the Debt Commitment Letter, (ii) negotiating, executing and delivering definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (including any flex terms in the Debt Commitment Letter) or on such other terms that would not (A) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) or (B) impose new or additional conditions to the receipt of the Debt Financing, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) materially delay, or prevent, the funding of the Debt Financing on the Closing Date, (2) materially impede the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) or (3) materially adversely affect (x) the ability of Buyer or Merger Sub to enforce their rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or (y) the ability of Buyer or Merger Sub to consummate the Transactions or (C) be otherwise materially adverse to the interests of the Company and its Unitholders (any such adverse effect described in clauses (A) through (C), an "Adverse Effect on Financing"); (iii) satisfying and causing to be satisfied (or waived) (and causing their respective Affiliates to satisfy), on a timely basis, all conditions applicable to Buyer, Merger Sub and their respective Affiliates in the Debt Commitment Letter and the definitive agreements related thereto; and (iv) complying with their respective obligations under the Debt Commitment Letter to the extent failure to comply with such covenants and other obligations would result in, or reasonably be expected to result in, an Adverse Effect on Financing.

(b)            In the event that all conditions to the commitment of any counterparty to the Debt Commitment Letter providing such Debt Financing (other than conditions that are within the control of Buyer or Merger Sub, including conditions relating to (i) the failure of any equity funding condition of similar effect in the Debt Commitment Letter, (ii) the failure to deliver documents by Buyer, Merger Sub or their respective Affiliates at the Closing, (iii) the failure to pay costs, fees, expenses and other compensation contemplated by the Debt Commitment Letter that are payable by Buyer, Merger Sub or any of their respective Affiliates to the lead arrangers, any lenders and administrative agents or any other Person, or (iv) a breach, in any material respect, by Buyer, Merger Sub or any of their respective Affiliates under the Debt Commitment Letter) have been satisfied, Buyer and Merger Sub will, and will cause the Debt Financing Sources to, consummate the Debt Financing on or prior to the date on which the Closing is required to occur pursuant to Section 2.01 and shall otherwise use reasonable best efforts to enforce their respective rights under the Debt Commitment Letter and any definitive documentation entered into in connection therewith. Buyer and Merger Sub will not, and will cause their respective Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Commitment Letter or in any definitive agreement related to the Debt Financing. Buyer and Merger Sub will not, and will cause their respective Affiliates not to, object to the utilization of any "flex" provisions by any Debt Financing Source.

(c)            If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable "flex" terms) contemplated in the Debt Commitment Letter, or Buyer or Merger Sub becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions (including any applicable flex terms) contemplated in the Debt Commitment Letter, Buyer and Merger Sub will use their reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources, in a like amount and on like terms, as promptly as practicable following the occurrence of such event, but, in no event, later than the date Buyer and Merger Sub are required to consummate the Closing pursuant to Section 2.01; provided, however, that any such alternative financing will not, without the prior written consent of the Company, have an Adverse Effect on Financing. For purposes of this Agreement, references to the "Debt Financing" will include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 6.05(c) or Section 6.05(d), and references to the "Debt Commitment Letter" will include such documents as permitted to be amended, modified or replaced by this Section 6.05(c) or Section 6.05(d).

(d)            Buyer and Merger Sub will not permit any amendment, modification or wavier to be made to the Debt Commitment Letter without obtaining the prior written consent of the Company, except in accordance with Section 6.05(c); provided that Buyer and Merger Sub may amend the Debt Commitment Letter to add lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement if the addition of such additional parties, individually or in the aggregate, would not result in any Adverse Effect on Financing. Buyer shall not terminate the Buyer Revolver, and shall keep available amounts under the Buyer Revolver sufficient, together with cash on hand and amounts provided under the Debt Commitment Letter, to pay all amounts required to be paid by Buyer and Merger Sub at the Closing. Prior to the Closing Date, Buyer will not offer, place or arrange any competing debt securities or bank financing on behalf of itself or any affiliate with respect to the financing contemplated by the Debt Commitment Letter.

(e)            Buyer and Merger Sub will keep the Company reasonably informed promptly upon request by the Company of the status of Buyer's and Merger Sub's efforts to obtain the Debt Financing and to satisfy the conditions thereof. Without limiting the foregoing, Buyer and Merger Sub will notify the Company promptly if at any time prior to the Closing Date: (i) the Debt Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate or repudiate the Debt Commitment Letter, whether or not such attempted or purported termination or repudiation is valid); (ii) Buyer or Merger Sub obtains knowledge of any breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing; (iii) Buyer or Merger Sub receives any communication (written or oral) from any Person with respect to any (A) actual, potential or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing or (B) dispute or disagreement between or among any parties to the Debt Commitment Letter; (iv) any Debt Financing Source refuses to provide or expresses (orally or in writing) an intent to refuse to provide all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein (or expresses (orally or in writing) that such Person does not intend to enter into all or any portion of definitive documentation related to the Debt Financing or to consummate the transactions contemplated thereby); or (v) there occurs any event or development that could reasonably be expected to adversely impact the ability of Buyer or Merger Sub to obtain all, or any portion of, the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing or if at any time for any other reason Buyer or Merger Sub no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing.

6.06            Director and Officer Liability Tail Insurance.

(a)            At or prior to the Closing, the Company will obtain irrevocable "tail" insurance policies (the "D&O Tail Insurance") covering the Persons who are presently covered by the Company's directors' and officers' liability insurance policies with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' liability insurance in an amount and scope at least as favorable as the Company's and its Subsidiaries' existing policies with respect to matters existing or occurring at or prior to the Closing Date. Buyer and the Surviving Company will not, and will cause their Subsidiaries to not, cancel or change such insurance policies in any respect. All costs associated with the D&O Tail Insurance shall be Transaction Expenses.

(b)            For a period of at least six (6) years from the Closing Date, Buyer and the Surviving Company will not, and will not permit any of their Subsidiaries to, amend, repeal or modify any provision in such Person's certificate of formation, bylaws, limited liability company agreement or operating agreement (or equivalent organizational documents), or in any agreement, relating to the exculpation or indemnification of, or advancement of expenses to, any current (as of immediately prior to the Effective Time) or former officer, director, employee, manager, managing member, member, partner (general or limited), fiduciary or agent of the Company or any of its Subsidiaries as in effect immediately prior to the Effective Time (each, an "Indemnified Person") in any manner adverse to any such Indemnified Person, and Buyer and the Surviving Company will cause all such provisions to be observed by their Subsidiaries, it being the intent of the parties that any such Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted under applicable Law.

(c)            In the event that Buyer, the Surviving Company or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, in each case, the successors and assigns of such Persons or properties or assets, as the case may be, must expressly assume in writing and be bound by the obligations set forth in this Section 6.06 as a condition of succession of assignment.

(d)            This Section 6.06 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a party to this Agreement. The obligations of Buyer and the Surviving Company under this Section 6.06 will not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.06 applies without the consent of such affected Person.

(e)            The Buyer Parties and the Surviving Company, on behalf of themselves and their Subsidiaries, knowingly, willingly, irrevocably and expressly acknowledge and agree that the agreements contained in this Section 6.06 and the indemnification contemplated by this Section 6.06 require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for six (6) years and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01.

6.07            Facility Closings; Employee Layoffs. Prior to the Closing Date, the Company shall provide the Buyer with a list of all employees terminated by the Company or any of its Subsidiaries within the ninety (90) days preceding the Closing, including their date of hire, date of termination and reason for termination. For a period of ninety (90) days after the Closing Date, neither Buyer nor the Surviving Company will, and neither will permit any of the Surviving Company's Subsidiaries to, terminate employees of the Company or any of its Subsidiaries, except in full compliance with all requirements of the WARN Act. Buyer and the Surviving Company will, and will cause the Surviving Company's Subsidiaries to, comply with any and all applicable notice or filing requirements under the WARN Act, and will indemnify and hold harmless the Seller Group from any liabilities, losses, damages, obligations, costs or expenses, arising as a result of or related to, in whole or in part, Buyer's or the Surviving Company's actions or omissions under the WARN Act occurring on or after the Closing Date. For the avoidance of doubt, the indemnification contemplated by this Section 6.07 will not subject to any of the survival or other limitation or exclusive remedy provisions of Section 10.01.

6.08            Contact with Business Relations. Without limiting the provisions of Section 5.02 or Section 5.03, Buyer and Merger Sub acknowledge that they are not authorized to, and agree that they will not, and they will not permit any member of the Buyer Group to, contact any officer, director, employee, customer, supplier, distributor, service provider, lessee, lessor, equityholder, lender, noteholder or other material business relation of the Company or its Subsidiaries prior to the Closing with respect to the Company, its Subsidiaries, their businesses and the Transactions, in each case, without receiving the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to each such contact; provided, however, that this Section 6.08 shall not prevent the Buyer, Merger Sub or any member of the Buyer Group from contacting officers, directors and employees of the Company regarding post-Closing employment arrangements or from having contacts in the ordinary course of business not relating to the Transactions.

6.09            Tax Matters.

(a)            Transfer Taxes. All gross receipts, transfer Taxes, gains Taxes, real property transfer Taxes, sales Taxes, use Taxes, excise Taxes, stamp Taxes, conveyance Taxes and any other similar Taxes applicable to, arising out of or imposed upon the Transactions (collectively, "Transfer Taxes") will be timely paid by Buyer. Buyer will prepare any Tax Returns with respect to such Taxes, at Buyer's sole cost and expense, and the Representative will cooperate with Buyer in the preparation and filing of such Tax Returns.

(b)            Cooperation on Tax Matters. Buyer, the Surviving Company and the Representative will cooperate reasonably, as and to the extent reasonably requested by any other party hereto, in connection with the filing of Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims with respect to the Pre-Closing Tax Period of the Company or the Surviving Company. As part of such cooperation, the Surviving Company and Buyer shall timely provide all powers of attorney or other documents or information that are reasonably necessary for the Representative to control any Representative Controlled Tax Proceedings or to prepare and file any Representative Prepared Return. Such cooperation will also include providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information and explaining any materials provided pursuant to this Section 6.09(b) and the provision of certificates or forms and timely execution of any Tax Returns that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(c)            Tax Returns.

(i)            (x) The Company and its Subsidiaries shall prepare, or cause to be prepared, and shall timely file, or cause to be timely filed, all Tax Returns of the Company and its Subsidiaries due (after taking into account all appropriate extensions) on or prior to the Closing Date, and (y) the Representative shall prepare, or cause to be prepared, and shall timely file, or cause to be timely filed, any Flow-Through Return of the Company or any of its Subsidiaries (including, for the avoidance of doubt, any IRS Form 1065, or similar forms for state and local Tax purposes, and all related schedules) for any period ending on or prior to the Closing Date (including any amendments thereto) (whether due on, prior to, or after the Closing Date) (collectively, the "Representative Prepared Returns"). At least thirty (30) days prior to the due date of any Representative Prepared Return due after the Closing Date, the Representative shall provide a draft of such Representative Prepared Return (including all related schedules) to Buyer for its review and comment. The Representative shall incorporate any reasonable comments made by Buyer (provided that such comments are delivered by Buyer no less than ten (10) days prior to the due date of such Representative Prepared Return) in the final Representative Prepared Return to be filed with the taxing authority.

(ii)            Buyer, at its sole cost and expense, shall cause the Company and its Subsidiaries to prepare and timely file all Tax Returns (other than the Representative Prepared Returns) of the Company and its Subsidiaries (or any successor or continuation entity) due after the Closing Date (the "Buyer Prepared Returns"). To the extent that a Buyer Prepared Return could reasonably be expected to affect the Taxes of any of the Unitholders, to the maximum extent permitted by applicable Law, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions and elections provided for under this Agreement. Except with the consent of the Representative, the Buyer shall not, and shall not cause (or allow) the Company or any of its Subsidiaries, to make any election with respect to such Tax Return that would increase the Taxes payable by the Company or any of its Subsidiaries for a Pre-Closing Tax Period or could reasonably be expected to adversely affect the amount of Taxes payable by the Unitholders (unless such election is consistent with past practices consistently applied or is expressly provided for in this Agreement). If a Buyer Prepared Return could reasonably be expected to increase the Taxes payable by the Unitholders, Buyer shall provide a draft of such Buyer Prepared Return (including all related schedules) to the Representative for its review and comment at least thirty (30) days prior to the due date of any Buyer Prepared Return. Buyer shall incorporate, or cause the Company and its Subsidiaries to incorporate, any reasonable comments made by the Representative in the first Buyer Prepared Return filed with the taxing authority (provided that such comments are delivered to Buyer no less than ten (10) days prior to the due date of such Buyer Prepared Return).

(d)            The parties hereto agree that the Transaction Tax Deductions incurred by the Company or any of its Subsidiaries shall be included and taken into account in the Flow-Through Returns of the Company for the period ending on the Closing Date to the extent "more likely than not" deductible (or deductible at a higher confidence level) on such Tax Return as determined by a nationally recognized accounting firm selected by the Representative to prepare IRS Form 1065 for the year ending on the Closing Date. The parties hereto further agree, to the maximum extent permitted under applicable Law, such Flow-Through Returns shall include an election under Revenue Procedure 2011-29 (or any available comparable election under state or local law) with respect to all Transaction Tax Deductions that are success based fees.

(e)            Following the Closing, except with the prior written consent of the Representative (which shall not be unreasonably withheld, delayed or conditioned (provided, it shall not be unreasonable to withhold or condition consent to the extent the Representative reasonably determines that the requested action will result in adverse Tax consequences to any Unitholder (or its direct or indirect owners), will result in any reduction in proceeds to be paid to any Unitholder under this Agreement, or will result in any material out of pocket cost to any Unitholder (or its direct or indirect owner)), Buyer shall not (and shall not cause (or allow) the Company and its Subsidiaries (or any successor or continuation vehicle of the Company or any Subsidiary) to): (i) file any Tax Returns of the Company or its Subsidiaries (other than Buyer Prepared Returns filed in accordance with Section 6.09(c)(ii)) for a Pre-Closing Tax Period; (ii) amend any Tax Return of the Company or its Subsidiaries for a Pre-Closing Tax Period (including Buyer Prepared Returns) (or file for administrative relief with respect to any Tax Return of the Company or its Subsidiaries filed for any Pre-Closing Tax Period); (iii) waive or extend the applicable statute of limitations with respect to a Tax Return of the Company or its Subsidiaries for a Pre-Closing Tax Period; (iv) file any ruling or request that relates to Tax Returns of the Company or its Subsidiaries for a Pre-Closing Tax Period with any taxing authority; (v) enter into any voluntary disclosure with any Governmental Body regarding any Tax or Tax Returns of the Company or its Subsidiaries for a Pre-Closing Tax Period; (vi) amend or change any information return provided to any Unitholder with respect to any Tax matter or (vii) make any Tax election with respect to the Company or its Subsidiaries that relates to or is retroactive to a Pre-Closing Tax Period (except to the extent required to file a Buyer Prepared Return as contemplated by Section 6.09(c)(ii)); provided, that such elections or other actions (described in clauses (i) through (vii) of the sentence) shall only be restricted pursuant to this Section 6.09(e) to the extent such elections or other actions could reasonably be expected to adversely affect the Taxes payable by any Unitholder (direct or indirect) (or any owners of a Unitholder) or, to the extent such act or election is made before the Final Merger Consideration has been finally determined (or such act or election is to otherwise be factored into the determination of the Final Merger Consideration), the amount of Taxes (or the unpaid Taxes) included in the determination of Net Working Capital or Pre-Closing Income Taxes or Transaction Expenses. Neither Buyer nor the Surviving Company shall take any action (other than as requested by the Representative) following the Closing to replace or appoint a "partnership representative" or "designated individual" for any taxable period ending on or before the Closing Date. Neither Buyer nor the Surviving Company and its Subsidiaries shall take any action on the Closing Date, but after the Closing, that is outside of the ordinary course of business that will result in an increase in taxable income shown on the final Flow-Through Return of the Company for the year ending on the Closing Date or Taxes included in the determination of Net Working Capital or Pre-Closing Income Taxes.

(f)            Tax Contests.

(i)            Buyer or the Surviving Company, whichever is applicable, shall provide prompt written notice to the Representative if it receives notice of any audit, litigation or other proceeding (or claim) involving any Tax, Tax Return of other Tax matter of the Company or any Subsidiary with respect to any Pre-Closing Tax Period.

(ii)            The Representative shall have the right, subject to the restrictions and limitations set forth in this Section 6.09(f)(ii), to control any audit, litigation, or other proceedings relating to the Flow-Through Returns of the Company and its Subsidiaries to the extent they relate to a Pre-Closing Tax Period (any such audit, litigation or other proceeding that Representative elects to control shall be a "Representative Controlled Tax Proceeding"). In connection with controlling any such Representative Controlled Tax Proceeding, the Representative shall have the right (i) to, subject to the Buyer's approval (not to be unreasonably withheld, conditioned or delayed), name or replace any person designated to act as the "tax matters partner," "partnership representative" or "designated individual" for the Company or any of its Subsidiaries, (ii) subject to the limitations set forth in this Section 6.09(f), to make, or not to make, and cause any person acting as "tax matters partner," "partnership representative," or "designated individual" to make, or not to make, any and all decisions with respect to any such audit, litigation or other proceedings (including whether or not to make any permitted elections (including any election under Code Section 6226, or any similar provision of state or local law) with respect to any such matters under any applicable provisions of the Code or other applicable Tax Laws or regulations) and (iii) to settle or otherwise resolve such audit, litigation or other proceeding it controls; provided, no such settlement or resolution shall be permitted without the advance written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed) to the extent it could result in the Company or any Subsidiary incurring any Tax. The Buyer and the Surviving Company shall take all actions reasonably requested by the Representative to effect any actions the Representative wishes to take in accordance with the foregoing sentence. Notwithstanding anything to the contrary stated elsewhere in this Agreement, the Buyer, the Unitholders and the Company agree that the election provided for in Section 6226 of the Code and any similar provision of any state or local income Tax Law shall be made (and shall cooperate to ensure that such election is made) with respect to any imputed underpayment determined in connection with any income Tax audit or other Tax proceeding in respect of any Flow-Through Return of the Company or any of its Subsidiaries for any taxable year beginning after December 31, 2017 and ending on or prior to the Closing Date.

(iii)            Buyer and the Surviving Company shall control all audits, litigation or other proceedings relating to any Tax Returns or Taxes of the Company or its Subsidiaries (or any successor or continuation entity) that are not Representative Controlled Tax Proceedings. If any such audit, litigation or other proceeding could reasonably be expected to have more than a de minimis effect on the obligations of any Unitholder for any Taxes, then Buyer and the Surviving Company (i) shall control such audit, litigation or other proceeding diligently and in good faith; (ii) shall keep the Representative reasonably informed as to such audit or proceedings; (iii) shall not make any election that could have more than a de minimis adverse effect on the obligations of any Unitholder; and (iv) shall not settle or resolve such audit or other proceedings (or pay portion thereof) the settlement of which could have more than a de minimis adverse impact of the obligations of the Unitholders, without the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(iv)            Notwithstanding any provision of the Company's limited liability company agreement (or any operating agreement governing Buyer), the provisions in this Agreement (including this Section 6.09(f)) shall, in the case of a Pre-Closing Tax Period, control regarding the control of any audits or other proceedings relating to any Tax matter relating to the Company (or any continuation or successor to the Company) and the elections and decisions that the party in control can make or not make (or caused to be made or not made) in connection with such audit or other proceeding can make.

(g)           Allocation of Taxes. If any Tax (other than a Transfer Tax) relates to a Straddle Period, the parties hereto shall use the following conventions for determining the portion of such Tax that relates to the Pre-Closing Tax Period and the portion that relates to the Post-Closing Tax Period: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined by multiplying the Taxes for the entire period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period, and the remaining amount of such Taxes shall be attributable to the Post-Closing Tax Period; and (ii) in the case of all other Taxes, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined as if a separate return was filed for the period ending as of the end of the day on the Closing Date using a "closing of the books methodology" and the remaining amount of the Taxes for such period shall be attributable to the Post-Closing Tax Period. For purposes of this Section 6.09(g), (A) any item determined on an annual or periodic basis (including amortization and depreciation deductions) for income Tax purposes shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period; (B) except as provided in clause (C), any Tax or item of income, gain, loss, deduction or credit resulting from a transaction engaged in by the Company or its Subsidiaries after the Closing that is outside of the ordinary course of business shall be allocated to the portion of the Straddle Period beginning on the day after the Closing Date; and (C) any item of deduction attributable to any Transaction Tax Deductions and other items incurred by Unitholders shall be allocated to the portion of the Straddle Period ending on the Closing Date.

(h)           Tax Treatment. The Buyer's acquisition of the Company through the Merger is intended to be treated, for U.S. federal income tax purposes, in a manner consistent with Situation 2 of Revenue Ruling 99-6 such that the Unitholders shall be treated as selling 100% of their interest in the Company and the year of the Company shall end on the Closing Date such that its final IRS Form 1065 of the Company (and other similar Flow-Through Returns or taxable periods of the Company that end on the Closing Date) shall be a Representative Prepared Return (such treatment, the "Intended Tax Treatment"). For purposes of the Intended Tax Treatment (and the determination of the Purchase Price Allocation Schedule), any PPP Loan (or deferred revenue) of the Company or its Subsidiaries outstanding as of Closing shall be treated as a liability (or contingent liability) of the Company and any Cash or Cash-like items or other assets held in escrow with respect to a PPP Loan (or otherwise) shall be treated as assets of the Company; provided, for the avoidance of doubt, that the Purchase Price Allocation Schedule shall be prepared in a manner that does not result in the Buyer recognizing any taxable income at the Closing connection with the assumption of any PPP Loan (or deferred revenue), and no portion of the assets shall be deemed transferred to the Buyer in consideration of the assumption (as determined for U.S. federal income tax purposes) of any PPP Loan (or deferred revenue). Each of the parties to this Agreement agrees not to take any position (on tax returns or in proceedings) that is inconsistent with the Intended Tax Treatment, unless required by applicable Law.

(i)            Purchase Price Allocation.

(i)            Within sixty (60) days of the determination of the Final Adjusted Merger Consideration, Buyer shall provide to the Representative a schedule allocating the applicable purchase price (taking into account applicable liabilities for Tax purposes treated as assumed) among all of the assets of the Company and its Subsidiaries (the "Purchase Price Allocation Schedule"). The Purchase Price Allocation Schedule will be prepared in accordance with the methodologies for determining fair market value of the various assets of each such entity as set forth on Exhibit G attached hereto and the applicable provisions of the Code.

(ii)           If within the thirty (30) days of receiving the initial Purchase Price Allocation Schedule from Buyer, the Representative has not objected, the initial Purchase Price Allocation Schedule as provided by Buyer to the Representative shall be final and binding. If within thirty (30) days the Representative objects to the initial Purchase Price Allocation Schedule provided by Buyer, the Representative and Buyer shall cooperate in good faith to resolve their differences and to the extent resolved the agreed allocation schedule shall be final and binding. If after thirty (30) days of trying to resolve their dispute, the Representative, on the one hand, and Buyer, on the other hand, are unable to agree as to a final and binding allocation, the Representative and Buyer shall retain an independent accounting firm mutually acceptable to Buyer and the Representative to resolve their dispute the agreements (provided the Buyer and Representative agree that the independent accounting firm shall be bound by the methodologies set forth in Exhibit G for determining fair market value of the assets and be bound by the agreed tax treatment as set forth in this Section 6.09(i)). Any determination of the final allocation of the independent accounting firm shall be final and binding on the parties. The cost of the accounting firm shall be shared equally by Unitholders, on the one hand, and Buyer, on the other hand. The parties hereto shall make appropriate adjustments to any final and binding allocation schedule to reflect subsequent changes in the Final Adjusted Merger Consideration or other applicable items.

(iii)          The parties hereto agree for all Tax reporting purposes to report the transactions in accordance with the agreements set forth in this Section 6.09 and the final and binding allocation schedule, as adjusted from time to time to reflect changes in the Final Adjusted Merger Consideration or other applicable items, and to not take any position during the course of any audit or other proceeding inconsistent with such schedule unless required by a final determination of a taxing authority.

Article VII

CONDITIONS TO CLOSING

7.01        Conditions to All Parties' Obligations. The respective obligations of each of the Company, Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction of the following conditions at or prior to the Closing:

(a)            The applicable waiting period under the HSR Act has expired or been terminated (the "HSR Approval");

(b)            No court or other Governmental Body has issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger; and

(c)            The Necessary Unitholder Approval has been validly obtained under the Act and the certificate of formation, limited liability company agreement or equivalent organizational documents of the Company.

7.02        Conditions to Buyer's and Merger Sub's Obligations. The obligations of Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction (or waiver in writing by Buyer) of each of the following conditions at or prior to the Closing:

(a)            (i) the representations and warranties set forth in ARTICLE III (other than the Fundamental Representations set forth in ARTICLE III) shall be true and correct (disregarding all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein) as of the date hereof and as of the Closing Date, as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i) where the failure of such representations and warranties to be true and correct individually or in the aggregate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the Fundamental Representations set forth in ARTICLE III shall be true and correct in all respects, except for inaccuracies that are de minimis, as of the date hereof and as of the Closing Date, as though such representations and warranties had been made on and as of the Closing Date;

(b)            the Company has performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c)            from the date of this Agreement until the Closing, there shall not have occurred a Material Adverse Effect; and

(d)            the Company has delivered to Buyer and Merger Sub a certificate of an authorized officer of the Company stating that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c), as they relate to the Company and its Subsidiaries, have been satisfied.

7.03        Conditions to the Company's Obligations. The obligation of the Company to consummate the Transactions, including the Merger, is subject to the satisfaction (or waiver in writing by the Company) of each of the following conditions at or prior to the Closing:

(a)            (i) the representations and warranties set forth in ARTICLE IV (other than the Fundamental Representations set forth in ARTICLE IV) shall be true and correct (disregarding all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein) as of the date hereof and as of the Closing Date, as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i) where the failure of such representations and warranties to be true and correct individually or in the aggregate has not, or would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect; and (ii) the Fundamental Representations set forth in ARTICLE IV shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though such representations and warranties had been made on and as of the Closing Date;

(b)           Buyer and Merger Sub have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing; and

(c)           Each of Buyer and Merger Sub have delivered to the Company and the Representative a certificate of an authorized officer of Buyer or Merger Sub, as applicable, stating that the conditions set forth in Section 7.03(a) and Section 7.03(b), as they relate to Buyer and Merger Sub, have been satisfied.

7.04        Waiver of Conditions. If the Closing occurs, all conditions set forth in this ARTICLE VII that have not been fully satisfied as of the Closing will be deemed to have been waived for all purposes by the party having the benefit of such condition as of and after the Closing.

Article VIII

TERMINATION

8.01        Termination. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

(a)           by mutual written consent of Buyer and the Company;

(b)           by either of Buyer or the Company if the Closing has not occurred on or before December 31, 2020 (the "End Date"); provided, however, that if on such date HSR Approval has not been achieved, the End Date shall be March 31, 2021; provided, further that (i) no termination may be made under this Section 8.01(b) if the failure to consummate the Closing by the End Date was caused by the breach or action or inaction of the party seeking to terminate this Agreement pursuant to this Section 8.01(b) and (ii) if the satisfaction, or waiver by the appropriate party, of all of the conditions contained in ARTICLE VII (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing) occurs two (2) Business Days prior to the End Date, then neither Buyer nor the Company will be permitted to terminate this Agreement pursuant to this Section 8.01(b) until the third Business Day after the End Date;

(c)           by Buyer, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; provided, however, that, (i) if such breach is curable by the Company, then Buyer may not terminate this Agreement under this Section 8.01(c) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) thirty (30) days after Buyer notifies the Company of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.01(c) will not be available to Buyer at any time that Buyer or Merger Sub is then in material breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; and

(d)           by the Company, upon a breach of any covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement, or if any representation or warranty of Buyer or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, (i) if such breach is curable by Buyer or Merger Sub, then the Company may not terminate this Agreement under this Section 8.01(d) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) thirty (30) days after the Company notifies Buyer of such breach and (ii) the right to terminate this Agreement pursuant to this Section 8.01(d) will not be available to the Company at any time that the Company is then in material breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied.

Any termination by the Company under this Section 8.01 (whether before or after the Necessary Unitholder Approval has been delivered to Buyer) will be by action of its board of managers (without requiring any action by the Unitholders).

8.02        Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement will become void and have no further legal effect without any liability or obligation on the part of any party hereto, (i) other than liabilities and obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with its terms, (ii) except that the provisions of Section 5.03(c), this Section 8.02, Section 8.03 and ARTICLE X will survive any termination of this Agreement, and (iii) except that nothing herein shall relieve any party hereto from liability in connection with any willful and material breach of this Agreement or Fraud.

8.03        Certain Other Effects of Termination. In the event of the termination of this Agreement by either the Company or Buyer as provided in Section 8.01, each party, if so requested by any other party, will return promptly every document furnished to it by such other party (or any Affiliate or Advisor of such other party) in connection with the Transactions, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available and copies that have been created pursuant to such party's automatic archiving or back-up procedures) that may have been made, and will use reasonable best efforts to cause its Advisors and any Advisors of financial institutions, financing sources and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made.

Article IX

ADDITIONAL AGREEMENTS AND COVENANTS

9.01        Further Assurances. Subject to the terms and conditions of this Agreement, from time to time, as and when requested by any party hereto and at such party's expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will use reasonable best efforts to take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

9.02        Employees and Employee Benefits.

(a)            Salary; Wages and Benefits. Effective as of the Closing and continuing for one (1) year thereafter, Buyer will, or will cause its Affiliates, the Surviving Company and its Subsidiaries to, provide all employees of the Company and its Subsidiaries immediately prior to the Closing Date, including those on lay-off, medical, disability, family or other leave of absence, paid or unpaid (the "Retained Employees") with base salaries or hourly wage rates, annual cash bonus opportunities and other employee benefits (including severance benefits but excluding any equity compensation or long-term incentive compensation) that are substantially comparable in the aggregate to either (1) those provided to the Retained Employees immediately prior to the Closing or (2) those provided by the Buyer and its Affiliates to similarly situated employees of the Buyer and its Affiliates. Nothing in this Section 9.02(a) will obligate Buyer or the Surviving Company or any of its Subsidiaries to continue (and will not prevent Buyer or the Surviving Company or any of its Subsidiaries from terminating) the employment of any such Retained Employee.

(b)            Employee Service Credit & Benefit Plan Participation. Buyer (i) will give, or cause the Surviving Company and its Subsidiaries to give, each Retained Employee credit under any benefit plan or personnel policies that cover the Retained Employee after the Closing Date, including any vacation, sick leave and severance policies, for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for the Retained Employee's service with the Company and its Affiliates prior to the Closing Date to the same extent that such service credit was recognized under any corresponding Plan prior to the Closing and does not result in a duplication of benefits, (ii) will use commercially reasonable efforts to allow such Retained Employees to participate in each group health plan maintained by Buyer or its Affiliates in which any Retained Employees are eligible to participate ("Buyer Health Plans"), without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (iii) if any of the Plans that are group health plans are terminated prior to the end of the plan year that includes the Closing Date, Buyer will use commercially reasonable efforts to credit the Retained Employee with any expenses that were covered by such terminated Plans for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement Buyer Health Plan. Buyer will be solely responsible for complying with the requirements of Section 4980B of the Code for any individual who is an "M&A qualified beneficiary" as defined in Treas. Reg. Section 54.4980B-9 in connection with the Transactions.

(c)            Vacation Pay and Personal Holidays. Buyer will cause the Surviving Company and its Subsidiaries to continue to credit to each Retained Employee all vacation and personal holiday pay that the Retained Employee is entitled to use but has not used as of the Closing Date and will assume all liability for the payment of such amounts.

(d)            No Third Party Beneficiaries. Nothing set forth in this Section 9.02 will (i) confer any rights or remedies upon any employee or former employee of the Company, any Retained Employee or upon any other Person other than the parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, including any Plan, (iii) guarantee employment of any employee for any period of time after the Closing Date or preclude the ability of the Buyer, the Surviving Company or any of their Affiliates to terminate the employment of any employee, or (iv) create a binding employment agreement with any employee.

9.03        Antitrust Notification.

(a)           The Company and the Buyer Parties will, as promptly as practicable and no later than five (5) Business Days following the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice the notification form required pursuant to the HSR Act for the Transactions, which form will specifically request early termination of the waiting period prescribed by the HSR Act. Each of the Company and the Buyer Parties will furnish to each other's counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will provide any supplemental information requested by any Governmental Body as promptly as practicable. The Company and the Buyer Parties will use all reasonable best efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings. Buyer will be responsible for all filing fees payable in connection with such filings.

(b)           Subject to the immediately following sentence, the Company and the Buyer Parties will use their reasonable best efforts to promptly obtain any clearance required under the HSR Act for the consummation of the Transactions and to each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and to comply promptly with any such inquiry or request. The Buyer Parties will use, and will cause their Affiliates to use, reasonable best efforts to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the Transactions; provided, however, that nothing in this Section 9.03 shall require any Buyer Party to undertake any efforts or to take any action if the taking of such efforts or action (x) is or would reasonably be expected to result in a loss by any Buyer Party of a material benefit or material benefits, after taking into account the adverse effect of the proposed actions on the Buyer Parties and their Affiliates (including, after the Closing, the Company and its Subsidiaries), arising from or relating to the transactions contemplated by this Agreement and (y) is not conditioned upon the effectiveness of the Closing.

(c)           The parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act at the earliest practicable dates. Such reasonable best efforts and cooperation include counsel's undertaking (i) to keep each other appropriately informed of material communications from and to personnel of the reviewing Governmental Bodies and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Buyer Parties will participate in any meeting or discussion with any Governmental Body with respect of any such filings, applications, investigation or other inquiry without giving the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either Buyer or the Company, will be limited to outside antitrust counsel only). Each party hereto will have the right to review (subject to appropriate redactions for confidentiality and attorney-client privilege concerns) and approve the content of any presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission.

(d)           Except as specifically required by this Agreement, the Buyer Parties will not take any action, or refrain from taking any action, the effect of which could reasonably be expected to delay or impede the ability of the parties to consummate the Transactions. Without limiting the generality of the forgoing, the Buyer Parties will not, and will not permit any member of the Buyer Group or their respective Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Body necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Body entering an order prohibiting the consummation of the Transactions or (iii) delay the consummation of the Transactions.

9.04        Certain Consents. Certain consents to the Transactions may be required from Governmental Bodies or parties to contracts or other agreements to which the Company or one of its Subsidiaries is a party (including the Material Contracts) and that such consents may have not been obtained and may not be obtained. Neither the Company nor any of the Seller Group will have any liability whatsoever to Buyer or Merger Sub (and Buyer and Merger Sub will not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transactions (other than the HSR Act and the Necessary Unitholder Approval) or because of the default, acceleration or termination of or loss of right under any such contract or other agreement as a result thereof. Further, no failure to obtain any such consent or any such default, acceleration or termination or loss of right or any action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such default, acceleration or termination or loss of right shall result in the failure of any condition set forth in Article VII. Notwithstanding anything to the contrary, nothing in this Section 9.04 shall be deemed to impair or otherwise limit the representations and warranties in Section 3.03.

9.05        Written Consents. Promptly (and in any event within one (1) Business Day) following the execution and delivery of this Agreement, the Company shall deliver to Buyer a copy of an irrevocable written consent of a sufficient number of the holders of Class A Common Units or Class B Units constituting the Necessary Unitholder Approval, evidencing the adoption of this Agreement and the approval of the Transactions.

9.06        Pride Utility Escrow. Promptly, but no later than three (3) Business Days after the Company EBITDA Statement (as defined in the Pride Utility Purchase Agreement) is finalized in accordance with Section 2.10 of the Pride Utility Purchase Agreement, the Representative and the Surviving Company shall deliver to the Escrow Agent joint written instructions to release from the Pride Utility Escrow Account (x) to the Seller (as defined in the Pride Utility Purchase Agreement) any amounts payable to the Seller (as defined in the Pride Utility Purchase Agreement) pursuant to Section 2.10 of the Pride Utility Purchase Agreement and (y) to the Representative the remainder of the funds, if any, available in the Pride Utility Escrow Account following the release of funds contemplated by the preceding clause (x).

Article X

MISCELLANEOUS

10.01      Survival; Certain Waivers.

(a)           Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such party prior to the Closing) of the parties set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing (and there shall be no liability after the Closing in respect thereof). Each covenant and agreement requiring performance at or after the Closing, will, in each case, expressly survive Closing in accordance with its terms, and if no term is specified, then for twenty (20) years following the Effective Time, and nothing in this Section 10.01(a) will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that Buyer and Merger Sub will also be liable for breach of any covenant or agreement requiring performance by the Surviving Company or any of its Subsidiaries after the Closing), and that nothing herein will limit or affect Buyer's or Merger Sub's or any of their respective Affiliates' liability for the failure to pay the Merger Consideration (in whole or in part) or pay any other amounts payable by them (in whole or in part) as and when required by this Agreement.

(b)           From and after the Effective Time, to the fullest extent permitted under applicable Law (including under the Comprehensive Environmental Response, Compensation, and Liability Act and any other Environmental Law), the Company and the Buyer Parties knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that any and all rights, claims and causes of action any of them may have against any member of the Seller Group relating to the operation of the Company or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement or any other document contemplated hereby, or the Transactions, in each case, whether or not arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy) are hereby irrevocably waived (other than, and solely with respect to any of the covenants in this Agreement that survive the Closing), except for claims (a) based on Fraud, (b) based on the breach of any covenants contained in Article IX applicable to the Seller Group that expressly survive the Closing, (c) in relation to the Merger Consideration adjustment set out in Section 1.07, or (d) with respect to the obligations set forth in Section 6.09 (collectively, the "Waiver Exceptions"). Furthermore, except with respect to the Waiver Exceptions, from and after the Effective Time, without limiting the generality of this Section 10.01, to the fullest extent permitted under applicable Law (including under the Comprehensive Environmental Response, Compensation, and Liability Act and any other Environmental Law), no action, suit, claim, investigation or proceeding will be brought, encouraged, supported or maintained by, or on behalf of, any member of the Buyer Group (including, after the Effective Time, the Surviving Company and its Subsidiaries) against any member of the Seller Group, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, agreement or other document delivered hereunder or in connection with the Transactions (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 10.01(a)), the subject matter of this Agreement or any other document contemplated hereby, the Transactions, the business, the ownership, operation, management, use or control of the business of the Company or any of its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing or the Effective Time. Furthermore, without limiting the generality of this Section 10.01, from and after the Closing, the Buyer Parties will not be entitled to rescind this Agreement or, subject to Section 8.01, treat this Agreement as terminated by reason of any breach of this Agreement, and the Buyer Parties knowingly, willingly, irrevocably and expressly waive any and all rights of rescission it may have in respect of any such matter, except with respect to the Waiver Exceptions.

(c)           The Buyer Parties knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that the agreements contained in this Section 10.01 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for twenty (20) years and will not be subject to any of the survival or exclusive remedy provisions of this Section 10.01 and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 10.01, the Company would not enter into this Agreement or recommend approval of this Agreement to the Unitholders. For the avoidance of doubt, this Section 10.01 shall not limit any party's rights to pursue claims based on Fraud.

10.02      Acknowledgment by the Buyer Parties.

(a)           The Buyer Parties (on their own behalf and on behalf of the Buyer Group) knowingly, willingly, irrevocably and expressly acknowledge and agree that: (a) they have conducted to their full satisfaction their own independent investigation and verification of the business, financial condition, results of operations, assets, liabilities, properties and prospects of the Company and its Subsidiaries and has been afforded satisfactory access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting such investigation and verification, (b) the representations and warranties set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company made to the Buyer Parties in connection with the Transactions, (c) except for the representations and warranties expressly given in this Agreement, none of the Company, the Seller Group or any other Person makes, or has made, any other express or implied representation or warranty with respect to the Company or its Subsidiaries or the Transactions, and all other representations and warranties of any kind or nature express or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to the Buyer Parties in certain "data rooms," management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of the Company and its Subsidiaries or any member of the Seller Group, and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of the Company and its Subsidiaries, or the quality, quantity or condition of the Company's or its Subsidiaries' assets) are specifically disclaimed by the Seller Group, the Company and its Subsidiaries and all other Persons (including the Advisors of the Company or its Subsidiaries) and (d) they have not relied and are not relying on any representations and warranties in connection with the Transactions except the representations and warranties expressly given in this Agreement. In connection with the Buyer Parties' investigation of the Company and its Subsidiaries, the Buyer Parties have received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information. The Buyer Parties (on their own behalf and on behalf of the Buyer Group) knowingly, willingly, irrevocably and expressly acknowledge and agree that that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer Parties are familiar with such uncertainties and that the Buyer Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Without limiting the foregoing provisions of this paragraph, the Buyer Parties (on their own behalf and on behalf of the Buyer Group) knowingly, willingly, irrevocably and expressly acknowledge and agree that none of the Seller Group, the Company or its Subsidiaries or any of their respective current or former Affiliates or Advisors is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that the Buyer Parties have not relied on any such estimates, projections or other forecasts or plans. The Buyer Parties (on their own behalf and on behalf of the Buyer Group) knowingly, willingly, irrevocably and expressly acknowledge and agree that from and after the Closing none of the Seller Group, the Company, its Subsidiaries or any other Person shall have or be subject to any liability to the Buyer Parties or any other Person resulting from the distribution to them, or the Buyer Parties' use of, any such estimates, projections or forecasts or any other information, document or material provided to or made available to the Buyer Parties in certain "data rooms," management presentations or in any other form in expectation of the Transactions. Without limiting the generality of the foregoing, the Buyer Parties, on their own behalf and on behalf of the Buyer Group, hereby knowingly, willingly and irrevocably waive, any warranty or representation (whether in written, electronic or oral form), express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of the Company's or its Subsidiaries' business, operations, assets, liabilities, prospects or any portion thereof, except solely to the extent expressly set forth in this Agreement, in each case, as qualified by the Disclosure Schedules and the terms and conditions of, including the limitations and exclusions in, this Agreement.

(b)           The Buyer Parties (on their own behalf and on behalf of the Buyer Group) knowingly, willingly, irrevocable and expressly acknowledge and agree that they will not assert, institute or maintain any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in Section 10.01 or this Section 10.02.

(c)            The Buyer Parties (on their own behalf and on behalf of the Buyer Group) knowingly, willingly, irrevocably and expressly acknowledge and agree that the agreements contained in this Section 10.02 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for twenty (20) years and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01 and (ii) are an integral part of the Transactions and that, without these agreements set forth in this Section 10.02, the Company would not enter into this Agreement or recommend approval of this Agreement to the Unitholders.

(d)           Notwithstanding anything to the contrary set forth herein, nothing shall limit any remedy of the Buyer Group in the event of Fraud.

10.03      Provision Respecting Representation of Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, equityholders, partners, managers, members, officers, employees and Affiliates, (a) that Kirkland & Ellis LLP (the "Retained Counsel") has been retained by, and may serve as counsel to, each and any of the Representative and the Unitholders, on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that the Retained Counsel has not acted as counsel for any other party hereto in connection with the Transactions and that none of the other parties hereto has the status of a client of the Retained Counsel for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, the Retained Counsel (or any of their respective successors) may serve as counsel to the Unitholders or any director, member, partner, manager, officer, employee or Affiliate of any Unitholder, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of the Surviving Company, Company or any of its Subsidiaries, each of the parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and knowingly, willingly and irrevocably waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate thereof to consent to knowingly, willingly and irrevocably waive any conflict of interest arising from such representation. Buyer, the Surviving Company and the Unitholders hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Surviving Company, or its Subsidiaries on the one hand, and the Unitholders or their respective Affiliates, on the other hand, the Retained Counsel may represent the Unitholders, or such Affiliates in such dispute even though the interests of the Unitholders or such Affiliates may be directly adverse to Buyer, the Surviving Company, the Company or its Subsidiaries, and even though the Retained Counsel may have represented the Surviving Company, the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Surviving Company, the Company or any of their Subsidiaries. In addition, Buyer agrees that (x) all communications among any Unitholder, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or Advisors, and the Retained Counsel that relate in any way with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions (the "Protected Seller Communications"), will be deemed to be privileged and confidential communications, (y) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by the Unitholders and (z) to the extent Buyer or any of its Affiliates (including the Company and its Subsidiaries after the Closing) should discover in its possession after the Closing any Protected Seller Communications, it will take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Representative, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection. As to any such Protected Seller Communications prior to the Closing Date, Buyer, the Company, and each of its Subsidiaries together with any of their respective affiliates, Subsidiaries, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Seller Communications in any action against or involving any of the Unitholders, the Retained Counsel after the Closing. The Protected Seller Communications may be used by the Unitholders or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. The Buyer Parties knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that the agreements contained in this Section 10.03 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for twenty (20) years and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 10.03, the Company would not enter into this Agreement or recommend approval of this Agreement to the Unitholders.

10.04      Press Releases and Communications. No press release or public announcement related to this Agreement or the Transactions (including any press release or other public announcement disclosing the transaction consideration (or any other amounts related thereto)) will be issued or made by any party to this Agreement or any of its Affiliates or Advisors without the joint approval of Buyer and the Representative, unless required by Law or the rules and regulations of any applicable stock exchange, in which case Buyer and the Representative, as applicable, will have the right to review and comment on such press release or announcement prior to publication; provided that each Unitholder will be entitled to communicate regarding the Transaction with its and its Affiliates' investors and proposed investors who are obligated to keep such information confidential.

10.05      Expenses. Whether or not the Closing takes place, except as expressly provided herein, all fees, costs and expenses incurred in connection with this Agreement and the consummation of the Transactions will, subject to Section 10.19, be paid by the party incurring or required to incur such expenses, except that Buyer will pay all fees and expenses of the Escrow Agent.

10.06      Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing (e-mail being sufficient) and will be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail, (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective party at the number, electronic mail address or street address, as applicable, set forth below, or at such other number, electronic mail address or street address as such party may specify by written notice to the other party hereto:

Notices to Buyer, Merger Sub or the Surviving Company (following the Effective Time):

Primoris Services Corporation
2300 N. Field Street, Suite 1900
Dallas, Texas 75201
Attention:     John Perisich; Brian Westlund
Email:           jperisich@prim.com; bwestlund@prim.com

with a copy to:

Gibson, Dunn & Crutcher, LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201
Attention:     Jeffrey Chapman
Email:           jchapman@gibsondunn.com

Notices to the Company (prior to the Effective Time):

c/o Tower Arch Capital, L.P.
14034 145 E
Ste. 300
Draper, UT 84020
Attention:     David Parkin and Ryan Stratton
Email:           rstratton@towerarch.com; dparkin@towerarch.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:     Brendan P. Head
Email:           brendan.head@kirkland.com

Notices to the Representative:

c/o Tower Arch Capital, L.P.
14034 145 E
Ste. 300
Draper, UT 84020
Attention:     David Parkin and Ryan Stratton
Email:           rstratton@towerarch.com; dparkin@towerarch.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:     Brendan P. Head
Email:           brendan.head@kirkland.com

10.07      Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned (provided, however, that Buyer may collaterally assign this Agreement to any of the Debt Financing Sources (or any agent therefor) as collateral security, which assignment shall not in any way effect the obligations of Buyer under this Agreement) or delegated without the prior written consent of (a) prior to the Closing, the Representative and Buyer and (b) from and after the Closing, the Surviving Company and the Representative.

10.08      Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived (a) only in a writing signed by Buyer, the Company, the Representative and, prior to the Effective Time, Merger Sub; and (b) subject to Section 7.04, with respect to the waiver of conditions to Closing as of the Effective Time, any waiver of any provision of this Agreement will be effective against Buyer, the Company, the Representative or, prior to the Closing, Merger Sub, only as set forth in a writing executed by such Person. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default. Notwithstanding anything to the contrary contained herein, this Section 10.08, Section 10.09, Section 10.18, and Section 10.22 (and, in each case, any related defined terms or provisions of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing sections) may not be modified, waived or terminated in a manner materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources that have consent rights over amendments to this Agreement pursuant to the Debt Commitment Letter.

10.09      Third Party Beneficiaries. Except (i) as otherwise expressly provided herein, including Section 5.03(c) and Section 6.06, and, as relates to the Debt Financing Sources, as expressly set forth in, Section 10.08, this Section 10.09, Section 10.18 and Section 10.22, (ii) for the rights of the members of the Seller Group under Section 10.01(b) and 10.02 and (ii) for the rights of the Retained Counsel under Section 10.03, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. For avoidance of doubt, the Debt Financing Sources are express and intended third part beneficiaries of Section 10.08, this Section 10.09, Section 10.18 and Section 10.22 and may enforce the terms of those provisions directly against parties hereto. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or liability to any other Person.

10.10            Non-Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any party to this Agreement or any Subsidiary of Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement.

10.11            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.12            Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

10.13            Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules, or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules or exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Disclosure Schedules will be deemed to broaden in any way the scope of the parties' representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any Person of any matter whatsoever, including any violation of Law or breach of contract.

10.14            Complete Agreement. This Agreement, together with the Confidentiality Agreement, the Debt Commitment Letter, the Paying Agent Agreement, the Escrow Agreement and any other agreements expressly referred to herein or therein (collectively, "Transaction Documents"), contain the entire agreement of the parties regarding the subject matter of this Agreement and the Transactions and supersedes all prior agreements among the parties respecting the sale and purchase of the Company. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the parties with respect hereto and will be deemed joint work product of the parties.

10.15            Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.

10.16            Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.17 without proof of damages or otherwise, this being in addition to any other remedy to which such party is entitled under this Agreement, and (b) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither the Company nor Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.16 will not be required to provide any bond or other security in connection with any such Order. The remedies available to the Company pursuant to this Section 10.16 will be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit the Company from seeking to collect or collecting damages related to the breach of this Agreement; provided that the parties will not be entitled to a grant of both specific performance and money damages. If, prior to the End Date, any party hereto brings any action, in each case in accordance with Section 10.17, to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date will automatically be extended (y) for the period during which such action is pending, plus ten (10) Business Days or (z) by such other time period established by the court presiding over such action, as the case may be.

10.17            Jurisdiction and Exclusive Venue. Each of the parties irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other party or its successors or assigns will be brought and determined only in the Delaware Chancery Court and any state court sitting in the State of Delaware to which an appeal from the Delaware Chancery Court may be validly taken or, if the Delaware Chancery Court does not have jurisdiction, any other state or federal court sitting in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit, claim, investigation or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any action, suit, claim, investigation or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no party will file a motion to dismiss any action filed in a state or federal court in the State of Delaware, on any jurisdictional or venue-related grounds, including the doctrine of forum non-conveniens. Each party agrees that service of summons and complaint or any other process that might be served in any action, suit, claim, investigation or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 10.06 Nothing in this Section 10.17, however, shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

10.18            Governing Law; Waiver of Jury Trial.

(a)            This Agreement, and any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regards to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b)            EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY (INCLUDING ANY ACTION, SUIT, CLAIM, INVESTIGATION OR PROCEEDING INVOLVING ANY DEBT FINANCING SOURCE). EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.19            Representative.

(a)            Subject to the terms and conditions of this Section 10.19, Tower Arch Capital, L.P. is designated as the Representative to act on behalf of the Class A Common Unitholders and Class B Unitholders for certain limited purposes, as specified herein. Approval of this Agreement by a majority of the Members (as defined in the Company's limited liability company agreement) will, to the maximum extent permitted under applicable Law, constitute knowing and irrevocable ratification and approval of such designation by the majority Unitholders, and authorization of the Representative to serve in such capacity (including the exclusive power to negotiate and settle any and all disputes with Buyer or Merger Sub under this Agreement, the Escrow Agreement or the Paying Agent Agreement), and will also constitute a reaffirmation, approval, consent to, acceptance and adoption of, and an agreement to comply with and perform, all of the acknowledgments, waivers, releases, covenants and agreements made by the Representative on behalf of the Class A Common Unitholders and Class B Unitholders in this Agreement and the other documents delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement), in each case, whether entered into or taken before, on or after the date of such approval. The Representative may resign at any time and may be removed only by the vote of Persons that collectively owned more than 50% of the Class A Common Units and Class B Units as of immediately prior to the Effective Time, voting as a single class (other than the Class A Common Units and Class B Units cancelled pursuant to Section 1.04(d)) (such Persons, the "Majority Holders"). The designation of the Representative is coupled with an interest, and, except as set forth in the immediately preceding sentence with respect to the resignation or removal of the Representative, such designation is irrevocable and will not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Class A Common Unitholders or Class B Unitholders. In the event that a Representative has resigned or been removed in accordance with this Section 10.19(a), a new Representative will be appointed by the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Representative. Written notice of any such resignation, removal, or appointment of a Representative will be delivered by the Representative to Buyer promptly after such action is taken. The power of attorney granted in this Section 10.18(a) is coupled with an interest and is irrevocable, may be delegated by the Representative and shall survive the death or incapacity of each Class A Common Unitholder or Class B Unitholder.

(b)            The Representative will have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement); provided, however, that the Representative will have no obligation to act on behalf of the Class A Common Unitholders or Class B Unitholders. The Company, the Surviving Company, Buyer, Merger Sub, the Escrow Agent, the Paying Agent and the Firm will be entitled to rely on the actions taken by the Representative without independent inquiry into the capacity of the Representative to so act. All actions, notices, communications and determinations by the Representative to carry out such functions will conclusively be deemed to have been authorized by, and will be binding upon, the Class A Common Unitholders and Class B Unitholders. Neither the Representative, nor any of its officers, directors, employees, partners (general or limited), members, managers, or Advisors will have any liability to Buyer, Merger Sub, the Company, the Surviving Company, the Class A Common Unitholders or the Class B Unitholders, or any of their respective Affiliates, or any Person acting on behalf of the foregoing, with respect to actions taken, or omitted to be taken, by the Representative in such capacity (or its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith), except the Representative will be liable for its actual fraud as finally determined by a court of competent jurisdiction from which no further appeal may be taken. The Representative will be entitled to engage such Advisors as it will deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Representative) will be entitled to conclusively rely on the opinions and advice of such Persons in all matters. The Representative (for itself, and for its officers, directors, employees, partners (general or limited), members, managers, Advisors) will be entitled to full reimbursement for all reasonable expenses, disbursements and advances (including fees and disbursements of its Advisors) incurred by or on behalf of the Representative in such capacity (or any of its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith), and to full indemnification against any liabilities, losses, damages, obligations, costs or expenses arising out of actions taken or omitted to be taken in its capacity as Representative (except for those arising out of the Representative's actual fraud as finally determined by a court of competent jurisdiction from which no further appeal may be taken), including the costs and expenses of investigation, defense, settlement or adjudication of any action, suit, claim, investigation, or proceeding, from the Class A Common Unitholders and Class B Unitholders (including from funds paid to the Representative under this Agreement or otherwise received by it in its capacity as the Representative, or funds to be distributed to the Class A Common Unitholders or Class B Unitholders under this Agreement at its direction, pursuant to or in connection with this Agreement (including under the Escrow Agreement and Paying Agent Agreement)) and all payments required to be made under ARTICLE I are expressly subject to this Section 10.19(b). Each Class A Common Unitholder and Class B Unitholder will be responsible for its pro rata portion of any amount owed to the Representative in accordance with this Section 10.19(b) based upon the number of Class A Common Units or Class B Units held by such Class A Common Unitholder or Class B Unitholder immediately prior to the Closing as a proportion of the Aggregate Fully-Diluted Units (as finally calculated by Section 1.07(e)). In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Representative will have the power and authority to set aside and retain additional funds paid to or received by it, or direct payment of additional funds to be paid to the Class A Common Unitholders or Class B Unitholders as Merger Consideration pursuant to this Agreement at Closing or thereafter (including to establish such reserves as the Representative determines in good faith to be appropriate for such costs and expenses that are not then known or determinable). The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Representative or any Class A Common Unitholder or Class B Unitholder for any purpose of U.S. federal or state Law, including federal, state or foreign income Tax purposes. Neither the Representative nor any of its Affiliates owes any fiduciary or other duty to any Class A Common Unitholder or Class B Unitholder.

(c)            Each Buyer Party (on its own behalf, and on behalf of the Buyer Group), and the Company acknowledges that the Representative is party to this Agreement solely for purposes of serving as the "Representative" hereunder, and no action, suit, claim, investigation, or proceeding will be brought by, or on behalf of, any Buyer Party or the Buyer Group (including, after the Effective Time, the Surviving Company and its Subsidiaries) against the Representative with respect to this Agreement or the Transactions, or any statement, certificate, instruction, opinion, instrument or other documents delivered hereunder (with it being understood that any covenant or agreement of or by the "parties" or "each of the parties" will not be deemed to require performance by, or be an agreement of, the Representative unless performance by the Representative is expressly provided for in such covenant or the Representative expressly so agrees in writing).

10.20            No Right of Set-Off. Each Buyer Party, on its own behalf and on behalf of the Buyer Group, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment or similar rights that any member of the Buyer Group has or may have with respect to the payment of the Merger Consideration or any other payments to be made by Buyer pursuant to this Agreement or any other document or instrument delivered by Buyer in connection herewith.

10.21            Counterparts. This Agreement, and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf or other electronic transmission, will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract will raise the use of a facsimile machine, .pdf or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

10.22            Debt Financing Sources. The parties hereby agree (on behalf of themselves, their respective Affiliates and their respective Advisors) that (a) no Debt Financing Source Related Party shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided, that nothing in this Section 10.22 shall limit the liability or obligations of the Debt Financing Sources to Buyer or any Affiliate thereof under the Debt Commitment Letter), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source Related Party arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing, the Debt Commitment Letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the County of New York, (c) any interpretation of the Debt Commitment Letter will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of the Delaware), (d) (i) no party hereto will bring (or support any party in bringing) any such claim, suit action or proceeding in any court other than a court specified in immediately preceding clause (b), (ii) the Seller Group shall not have any rights or claims against any Debt Financing Source Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (iii) no Debt Financing Source Related Party shall have any liability (whether in contract, in tort or otherwise) to the Seller Group for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise, (e) the waiver of rights to trial by jury set forth in Section 10.18 applies to any such claim, suit, action or proceeding, (f) only Buyer and the other parties to the Debt Commitment Letter shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter, (g) no amendment or waiver of the conditions set forth in Section 7.02 and Section 7.03, or this Section 10.22 (and in each case any related defined terms or provisions of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of such sections) that is materially adverse to any Debt Financing Source Related Party shall be effective without the prior written consent of the Lenders that have consent rights over amendments to this Agreement pursuant to the Debt Commitment Letter and (h) the Debt Financing Source Related Parties are express and intended third party beneficiaries of, and may enforce any of the provisions of, this Section 10.22. Notwithstanding anything herein, in no event shall any member of the Seller Group be entitled to or cause the Buyer to seek the remedy of specific performance of this Agreement against any Debt Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing. For purposes of this Section 10.22, "Debt Financing Source Related Parties" means the Debt Financing Sources, together with their respective Affiliates and their and their respective Affiliates' current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents, and Advisors of each of them and the successors and assigns of the foregoing Persons. This Section 10.22 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. Notwithstanding the foregoing, nothing in this Section 10.22 shall limit the liability or obligations of the Debt Financing Sources to Buyer or any Affiliate thereof under the Debt Commitment Letter.

Article XI

DEFINITIONS

11.01            Certain Definitions. For purposes hereof, the following terms when used herein will have the respective meanings set forth below.

"Act" means the Delaware Limited Liability Company Act, as amended and in effect.

"Action" means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Body, or any arbitration or mediation.

"Adjustment Calculation Time" means 11:59 p.m. Central Time on the day immediately prior to the Closing Date.

"Advisors" means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers or other representatives of such Person.

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

"Aggregate Fully-Diluted Units" means, as of any date of determination, the sum of (i) the aggregate number of Class A Common Units issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of Participating Class B Units; provided, for the avoidance of doubt, in no event shall Aggregate Fully-Diluted Units include any of the Class A Common Units or Class B Units contemplated by Section 1.04(d).

"Base Merger Consideration" means $620,000,000.

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions located in New York, New York or Dallas, Texas are closed as a result of federal, state or local holiday.

"Buyer Group" means the Buyer Parties, any Affiliate of any Buyer Party (including, but solely after the Closing, the Surviving Company and its Subsidiaries) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equity holders, controlling or controlled persons, managers, agents, Advisors, successors or permitted assigns.

"Buyer Material Adverse Effect" means any change, event, occurrence or effect that would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Buyer or Merger Sub of the Transactions.

"Buyer Parties" means Buyer and Merger Sub.

"Cash" means, as of any given time of determination, all cash, cash equivalents and marketable securities of the Company or any of its Subsidiaries, including balances subject to bank hold due to recent deposits in transit, checks and inbound wire transfers received by the Company or any of its Subsidiaries that have not yet cleared, net of (i) any checks written (but not yet cashed) by the Company or any of its Subsidiaries, except to the extent that any such deposits or checks are instead taken into account in calculating Closing Net Working Capital, (ii) cash, cash equivalents and marketable securities held on behalf of third parties and (iii) cash, cash equivalents and marketable securities which are not freely usable by the Surviving Company or any of its Subsidiaries because they are subject to restrictions, limitations or taxes on use or distribution by law, contract or otherwise; provided that cash held to pay employment taxes or other similar liabilities included in the definition of Net Working Capital shall not be excluded from "Cash."

"CARES Act" means the CARES Act (Pub. L. 116-136 (2020)) and any similar Law (or executive order).

"Class A Common Unitholders" means the holders of Class A Common Units.

"Class A Common Units" means the Class A Common Units of the Company.

"Class B Unitholders" means the holders of Class B Units.

"Class B Units" means the Class B Units of the Company.

"Closing Cash" means Cash as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).

"Closing Indebtedness" means Indebtedness of the Company and its Subsidiaries as of the Adjustment Calculation Time (without giving effect to the Transactions but including any prepayment penalties, breakage costs or similar amounts payable with respect to the Closing).

"Closing Net Working Capital" means Net Working Capital as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).

"Closing Per Unit Amount" means the amount obtained by dividing (A) the result of (i) the Estimated Merger Consideration, plus (ii) the aggregate Participation Threshold applicable to the Participating Class B Units, minus (iii) the Purchase Price Adjustment Escrow Deposit Amount, minus (iv) the Representative Holdback Amount by (B) the Aggregate Fully-Diluted Units.

"Code" means the Internal Revenue Code of 1986, as amended.

"Confidentiality Agreement" means that certain Confidentiality Agreement, by and between the Company and Buyer, dated as of February 17, 2020.

"COVID-19" means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease 2019 or COVID-19, including any future resurgence or evolutions or mutations thereof or any related or associated epidemic, pandemic or disease outbreak.

"COVID-19 Measures" means actions or measures taken, or to be taken, by the Company and its Subsidiaries in response to any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Body in connection with or in response to COVID-19, including but not limited to, the CARES Act.

"Debt Financing Sources" means the Lenders and each other Person that has committed to provide or arrange or otherwise entered into agreements to provide the Debt Financing in connection with the transactions contemplated hereby, together with their respective permitted assigns.

"Environmental Laws" means all applicable Laws in effect on or prior to the Closing Date concerning (i) pollution or protection of the environment, (ii) the Release, handling, transport, use, treatment, storage or disposal of hazardous substances or materials containing hazardous substances, or (iii) occupational health or safety as it pertains to exposure to Hazardous Substances. Environmental Laws shall not cover matters relating to COVID-19.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any Person considered a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code, or that is a member of the same "controlled group" as the Company pursuant to Section 4001 of ERISA.

"Escrow Agent" means Goldman Sachs.

"Estimated Merger Consideration" means the result equal to (i) the Base Merger Consideration, plus (ii) Estimated Closing Cash, minus (iii) Estimated Closing Indebtedness, minus (iv) Estimated Transaction Expenses, plus (v) the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, minus (vi) the amount (if any) by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital.

"Existing Credit Facilities" means the credit facilities under that certain Credit and Guaranty Agreement, dated as of May 5, 2017 (as amended, modified, supplemented, increased, extended and/or restated from time to time), by and among the Company, certain Subsidiaries of the Company from time to time party thereto, the lenders party thereto from time to time and Bank of America, N.A., as Administrative Agent and as Collateral Agent (each, as defined therein).

"FFCRA" means the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020).

"Final Adjusted Merger Consideration" means (i) the Final Merger Consideration minus (ii) the amount, if any, reserved in the Representative Holdback Amount pursuant to Section 10.19(b) as determined in good faith by the Representative at the time of determination of the Final Adjusted Merger Consideration.

"Final Merger Consideration" means the result equal to (i) the Base Merger Consideration, plus (ii) Closing Cash, minus (iii) Closing Indebtedness, minus (iv) the Transaction Expenses, plus (v) the amount (if any) by which Closing Net Working Capital exceeds Target Net Working Capital, minus (vi) the amount (if any) by which Target Net Working Capital exceeds the Closing Net Working Capital, in each case, as finally determined pursuant to Section 1.07(b) or Section 1.07(c).

"Final Per Unit Amount" means the amount obtained by dividing (A) the sum of (i) the Final Adjusted Merger Consideration, plus (ii) the aggregate Participation Threshold applicable to the Participating Class B Units by (B) the Aggregate Fully-Diluted Units.

"Flow-Through Return" means a Tax Return reporting income of the Company or any of its Subsidiaries that is allocable to and reportable as income of any Unitholder (or its direct or indirect owner).

"Fraud" means, with respect to the making of any representation or warranty set forth in this Agreement, or in any agreement, document or certificate delivered pursuant to this Agreement, an act committed by a party to this Agreement constituting a Delaware common law fraud with specific intent to deceive another party to this Agreement, or to induce such party to enter into this Agreement and requires (a) a false representation of material fact made in this Agreement or in a certificate delivered pursuant to this Agreement, as applicable; (b) knowledge that such representation is false; (c) a specific intention to induce the party to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that party, in reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action; and (e) causing such party to suffer damage by reason of such reliance. For the avoidance of doubt, the term "Fraud" does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

"Fundamental Representations" means the representations and warranties set forth in Section 3.01(a), Section 3.02(a), Section 3.02(b), Section 3.02(c)(i), Section 3.04, Section 3.05, Section 3.23, Section 4.01, Section 4.02(a) and Section 4.05.

"GAAP" means United States generally accepted accounting principles as in effect on the date hereof.

"Governmental Body" means any national, foreign, federal, state, local, municipal, or other governmental authority of any nature (including any division, department, agency, commission, or other regulatory body thereof), and any court or arbitral tribunal.

"Hazardous Substance" shall mean any substance, material or waste that is controlled, regulated or governed by or classified under any Environmental Law as hazardous, toxic, ignitable, reactive, or corrosive or a pollutant or contaminant or, due to its dangerous or deleterious properties or characteristics, words of similar import, including but not limited to petroleum and petroleum products (including crude oil and any fractions thereof), natural gas, synthetic gas, and any mixtures thereof, lead, polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, and radon.

"HSR Act" means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

"Indebtedness" means, as of any given time of determination, without duplication, (a) all obligations for borrowed money under any credit facilities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) all obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities (including accrued and unpaid interest payable in connection therewith), (c) any obligation to reimburse the issuer in respect of any letter of credit or bankers' acceptance or under performance bonds, surety bonds or similar obligations, in each case, solely to the extent drawn, (d) all obligations directly or indirectly guaranteeing the obligations of any other Person, only to the extent owed as of Closing, (e) all liabilities arising out of interest rate and currency swap, cap and any other such arrangements designed to provide protection against fluctuations in interest or currency rates, in each case including any amounts payable to terminate such arrangements, (f) all obligations as issued or assumed as the deferred purchase price of property or services, including the Pride Utility Escrow Amount and any other earn-outs, but excluding any trade payables incurred in the ordinary course of business, (g) (1) any Pre-Closing Income Taxes and (2) any unpaid non-income Taxes that are attributable to events, payments or transactions that occurred prior to the Closing but the payment and/or liability for which have been deferred pursuant to any Pandemic Response Law enacted prior to the Closing Date (including, for the avoidance of doubt, all unpaid "applicable employment taxes" (as defined in Section 2302(d)(i) of the CARES Act)), (h) the amount that would be recorded as a liability on a balance sheet as of the Adjustment Calculation Time under the capital leases as determined in accordance with the Accounting Principles of the Company and its Subsidiaries on the Latest Balance Sheet, (i) all loans to the Unitholders or any unpaid management fees, (j) all liabilities with respect to any current or former employee, officer or director of the Company or any of its Subsidiaries that arise prior to Closing with respect to deferred compensation, severance payments, bonuses (excluding transaction related bonuses included as Transaction Expenses), and any employment Taxes payable by the Company or any of its Subsidiaries with respect to the foregoing; (k) all liabilities in respect of government grants or forgivable government loans that are repayable, including any such grants or loans required to be repaid to any Governmental Body in the United States, and (l) all guarantees issued in respect of the obligations described in clauses (a) through (k) above with any other Person, in each case including the aggregate principal amount of, and any accrued interest and applicable pre-payment charges, fees, penalties or premiums with respect to, such obligations; provided that, without limiting other liabilities that are not to be included therewith, in no event will Indebtedness include (i) any amounts included in Closing Net Working Capital or Transaction Expenses, (ii) any liabilities related to inter-company debt between the Company and any of its Subsidiaries and any Subsidiary of the Company and another Subsidiary of the Company, (iii) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer's or any of its Affiliates' financing, including obtaining any consent, agreement or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions or otherwise, (iv) any Taxes not included in the computation of Pre-Closing Income Taxes (or otherwise described in clause (g) of this definition) or any contingent liability or (v) any amounts outstanding under any PPP Loan of the Company or its Subsidiaries that are offset by cash held in escrow with respect to such PPP Loan.

"Intellectual Property" means all of the following arising under applicable Law: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, logos, corporate names, other indicia of origin and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights, works of authorship and copyrightable works; (iv) issuances, registrations and applications for any of the foregoing; (v) all trade secrets, research records, processes, procedures, business plans, business strategies, formulae, algorithms, know-how, blueprints, designs, plans, inventions, data collections, data compilations and databases, confidential information and other proprietary information and rights (whether or not patentable or subject to copyright or trade secret protection); and (vi) all other intellectual property rights of any kind, nature or description.

"IRS" means the United States Internal Revenue Service.

"knowledge of the Company" or "Company's knowledge" means the actual knowledge of Curtis Dowd, Prentiss Gregorie and Donald Riggs.

"Law" means any law (including common law), rule, regulation, or Order of any Governmental Body, as in effect on or prior to the date of this Agreement.

"Liens" means all liens, mortgages, deeds of trust, pledges, security interests, charges, claims, proxy, voting trust or agreement or transfer restriction under any stockholder or similar agreement.

"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, (x) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets or results of operations of the Company and its Subsidiaries taken as a whole or (y) has, or would reasonably be expected to have, a material adverse effect on the ability of the Company to consummate the Transactions; provided, however, that, solely with respect to the foregoing clause (x), none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the shall be taken into account in determining whether there has been or shall be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the announcement or pendency of the Transactions, including any employee attrition or any impact on revenues or relationships with suppliers, customers or any other Persons having business dealings with the Company or any of its Subsidiaries; (ii) conditions affecting the industry in which the Company and its Subsidiaries participate, including any general political conditions, acts of God, the economy as a whole or the financial and capital markets in general (including currency fluctuations and interest rates) or the markets in which the Company and its Subsidiaries operate; (iii) changes or effects arising from or relating to the taking of any action required by this Agreement or at the request of Buyer, Merger Sub or their respective Affiliates, (iv) changes in, or effects arising from or relating to changes in, Laws or other binding directives or determinations first issued or made by any Governmental Body after the date hereof; (v) any change in, or effect arising from or relating to changes in, GAAP or other accounting requirements or principles or the interpretation thereof first proposed after the date hereof; (vi) the failure of the Company or its Subsidiaries to meet or achieve the results set forth in any projection, budget, estimate, plan, prediction, performance metrics or forecast (whether or not shared with Buyer, Merger Sub or their respective Affiliates or Advisors) (provided, that this clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); (vii) changes in, or effects arising from or relating to, national or international political or social conditions, including (a) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States or (b) civil unrest, protests and public demonstrations, any government responses thereto or any escalation or worsening thereof; (viii) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Body; (ix) changes in, or effects arising from or relating to, financial, banking, or securities markets (including (a) any disruption of any of the foregoing markets, (b) any change in currency exchange rates, (c) any decline or rise in the price of any security, commodity, contract or index and (d) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions (including the Debt Financing)); or (x) any epidemic, pandemic or disease outbreak (including COVID-19), or any Law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Body (including, for the avoidance of doubt, the Centers for Disease Control and Prevention and the World Health Organization) or industry group providing for business closures, "sheltering-in-place," curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, statute, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement; provided that, in the case of clauses (ii), (iv), (v), (vii), (viii), (ix) and (x) above, if such change, effect, event, occurrence, state of facts or development materially and disproportionately affects the Company and its Subsidiaries as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then the material and disproportionate aspect of such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Material Adverse Effect has or shall occur.

"Merger Consideration" means the aggregate Closing Class A Common Unit Payment and the aggregate Closing Class B Unit Payment plus the aggregate amount, if any, payable to the Class A Common Unitholders and the Class B Unitholders pursuant to Section 1.07(e).

"Net Working Capital" means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (i) current assets (excluding Cash and income Tax assets) of the Company and its Subsidiaries, minus (ii) current liabilities (excluding Indebtedness, Transaction Expenses and any income Tax liabilities, any Tax liabilities deferred under a Pandemic Response Law, or any liabilities for Taxes included in the definition of Transaction Expenses) of the Company and its Subsidiaries, in each of the immediately preceding clauses (i) and (ii), as determined in accordance with the Accounting Principles on a consolidated basis; provided that, for the avoidance of doubt, the calculation of Net Working Capital shall exclude all contingent Tax liabilities. Exhibit B attached hereto sets forth an example of the calculation of Net Working Capital as of September 30, 2020. Such example calculation is included for reference purposes only, and notwithstanding anything to the contrary, neither the Company nor any other Person makes any representation or warranty, and will not incur any liability, in respect thereof.

"Order" means any judgment, order, injunction, decree, ruling, writ or arbitration award of any Governmental Body or any arbitrator.

"Pandemic Response Laws" means the CARES Act, the FFCRA, the Payroll Tax Executive Order, any other similar or additional federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

"Participating Class B Units" means Class B Units that are (x) issued, outstanding and vested immediately prior to the Effective Time and (y) the holders of which are entitled to receive distributions pursuant to Section 5.1 of the Company's limited liability company agreement and the Section 6(e) of the Management Incentive Plan given the Estimated Merger Consideration or Final Adjusted Merger Consideration, as applicable.

"Participation Threshold" means, with respect to any Class B Unit, the "Distribution Threshold" set forth in the award agreement pursuant to which such Class B Unit was granted, on a per unit basis.

"Paying Agent" means Acquiom Clearinghouse LLC, or its successor, in its capacity as such pursuant to the Paying Agent Agreement.

"Payroll Tax Executive Order" means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Body (including IRS Notice 2020-65).

"Permitted Liens" means (a) any restriction on transfer arising under applicable securities Laws, (b) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) purchase money Liens, (d) good faith deposits, prepayments or pledges to secure bids, tenders, contracts (in each case other than for the payment of Indebtedness), leases, licenses, public or statutory obligations, or surety or appeal bonds, in each case in the ordinary course of business (e) Liens incurred or deposits made in the ordinary course of business in connection with workers' or unemployment compensation and employment insurance related liabilities and other Liens under social security Laws or regulations, or similar foreign Laws, (f) vendors' Liens in respect of trade payables incurred in the ordinary course of business and Liens granted under bonding arrangements in the ordinary course of business, (g) mechanics', materialmen's, carriers', workmen's, repairmen's, warehousemen's and other statutory Liens incurred in the ordinary course of business securing obligations that are not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (h) with respect to real property, zoning, building codes, and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Real Property, (i) rebates, refunds and other discounts to payors in the ordinary course of business, (j) with respect to real property, easements, servitudes, covenants, conditions, restrictions, and other similar matters of public record affecting title to any assets of the Company or any of its Subsidiaries and other title defects, in each case, that do not or would not materially impair the use or occupancy of the real property encumbered or affected thereby and in all events excluding monetary Liens, (k) with respect to real property, any matters which would be disclosed by an accurate survey or physical inspection of such property, (l) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (m) Liens related to operating or capital leases entered into in the ordinary course of business (and attaching only to the property being leased), (n) Liens set forth on Schedule 11.01 and (o) Liens that will be terminated at or prior to the Closing in connection with Section 5.08 of this Agreement.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

"Plan" means each "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other benefit or compensation plan, policy, program, agreement, or arrangement providing compensation, severance or other benefits to any current or former director, officer, or employee (including any retention, change in control, bonus, incentive compensation, equity purchase, equity or equity-based compensation, deferred compensation, Tax gross-up, retirement, pension, savings, severance, termination, health, post-retirement medical or life, medical, dental, disability, accident, life insurance, educational assistance, fringe benefit, vacation or paid time off policy, flexible spending, or cafeteria plan, policy, program, agreement, or arrangement), whether funded or not, whether written or oral, whether qualified or nonqualified, in each case, that is established, maintained, operated, administered, sponsored, funded, contributed or required to be contributed to by the Company or any of its Subsidiaries or to which the Company has any current or contingent liability (including on account of an ERISA Affiliate).

"Post-Closing Tax Period" means all taxable periods beginning after the Closing Date and the portion of any Straddle Period beginning from the day immediately after Closing Date.

"Pre-Closing Income Taxes" means an amount, which shall not be less than zero, equal to the aggregate amount of any unpaid income Tax liabilities of the Company or any of its Subsidiaries for the year ending on the Closing Date (or the immediately preceding year if the income Taxes payable with respect to such year were not due and payable under applicable Law as of the Closing Date), calculated (i) as if the applicable taxable period of the Company and each of its Subsidiaries ended on the Closing Date (or the end of the prior year in the case of computing any unpaid income Taxes for such year), (ii) taking into account any Transaction Tax Deductions to the extent such Transaction Tax Deductions have the effect of reducing income of the Company for any Pre-Closing Tax Period at a "more likely than not" or higher level of comfort, and (iii), in a manner consistent with the past custom and practice, accounting methods, valuations, elections (all consistently applied) of the Company and its Subsidiaries (and, as applicable, consistent with any intended Tax treatment of the acquisition of any Subsidiary as set forth in the acquisition agreement governing such acquisition).

"Pre-Closing Tax Period" means all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date of any Straddle Period (each such taxable period, a "Pre-Closing Tax Period").

"Pride Utility Escrow Amount" means $7,500,000.

"Pride Utility Purchase Agreement" means that certain Membership Interest Purchase Agreement among Future Telecom Purchaser, LLC, Future Infrastructure Holdings, LLC, Pridemore Case Holdings, Inc., Tom Pridemore and Scott Case, dated October 30, 2020.

"Purchase Price Adjustment Escrow Deposit Amount" means $6,500,000.

"Purchase Price Adjustment Escrow Funds" means the amounts held in the Purchase Price Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

"Related Person" means, with respect a Person, any past, present or future employee, officer, director, incorporator, member, partner, manager, direct or indirect equityholder or Affiliate of such Person, or any immediate family member of the foregoing or any of their respective Affiliates, in each case except for the parties hereto and the applicable parties to the Transaction Documents.

"Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into or migrating through the indoor or outdoor environment.

"Representative Holdback Amount" means $4,000,000.

"Seller Group" means the Unitholders, any Affiliate of any Unitholder (including, solely prior to the Closing, the Company and its Subsidiaries) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equity holders, controlling or controlled persons, managers, agents, Advisors, successors or permitted assigns.

"Straddle Period" means any taxable period that includes (but does not end on) the Closing Date.

"Subsidiary" means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

"Target Net Working Capital" means $80,350,000.

"Tax" or "Taxes" means any and all federal, state, local, foreign or other income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, import, export, alternative minimum or estimated tax or any other tax, fee, assessment or similar charge of any kind whatsoever (including any amount resulting from the failure to file any Tax Return), including any interest, penalty or addition thereto (including, for the avoidance of doubt and without limitation, any "imputed underpayment" within the meaning of Section 6225 of the Code).

"Tax Returns" means any return, claim for refund, report, declaration, information return, statement or information return relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

"Transaction Expenses" means, to the extent not paid by the Unitholders, the Company or its Subsidiaries before the Closing, the amount incurred at or prior to the Closing of (a) all fees, costs and expenses (including legal, accounting, investment banking, broker's, finder's and other professional or advisory fees and expenses) of the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any Subsidiary in connection with the Transactions, (b) any fees or expenses associated with obtaining the release and termination of any Liens in connection with the Transactions, (c) all costs associated with the D&O Tail Insurance, (d) all fees and expenses of the Paying Agent and (e) all bonus, incentive and similar change in control or retention payments payable to employees, officers or directors which become payable or due as a result of the Transactions and only if triggered without the requirement of any further action by the Company, its Subsidiaries or their respective Affiliates on or following the Closing (including any termination of employment), including the employer portion of any employment or payroll Taxes payable in connection therewith; provided that in no event will Transaction Expenses include any fees, expenses or other liabilities to the extent incurred by or at the direction of Buyer or Merger Sub or relating to Buyer's, Merger Sub's or their respective Affiliates' financing (including the Debt Financing), including obtaining any consent or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer, Merger Sub or their respective Affiliates in connection with the Transactions, including any fees payable to any financing institution or lender or the Company's accountants on behalf of Buyer, Merger Sub or their respective Affiliates.

"Transaction Tax Deductions" means, without duplication, the aggregate amount of any deduction for income tax purposes attributable to (i) any and all stay bonuses, sale bonuses, change in control payments, retention payments, synthetic equity payments, or similar payments made by the Company or any of its Subsidiaries in connection with or resulting from the Closing (or included as a liability in the calculation of Closing Net Working Capital) and any related employment Taxes, (ii) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments incurred in respect of the Indebtedness in connection with the Closing or included as a liability in the calculation of Closing Net Working Capital, and (iii) all fees, costs and expenses, in each case solely to the extent such amounts described in clauses (i) through (iii) are actually paid by the Company or any of its Subsidiaries prior to the Closing or reduce the consideration received by the Unitholders pursuant to this Agreement (e.g., because such amounts are included in Indebtedness) or are taken into account in determining the amount of such consideration (e.g., because such amounts are included in the calculation of Closing Net Working Capital).

"Transactions" means the transactions contemplated by this Agreement, including the Merger.

"Unitholders" means, collectively, the Class A Common Unitholders and Class B Unitholders, in each case as of immediately prior to the Effective Time.

"Units" means, collectively, the Class A Common Units and the Class B Units.

"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Law.

11.02            Defined Terms.

Accounting Principles	7
Acquisition Transaction	39
Adjustment Amount	12
Adverse Effect on Financing	42
Agreement	5
Audited Financial Statements	16
Bankruptcy and Equity Exception	15
Buyer	5
Buyer Prepared Returns	46
Buyer Revolver	34
Certificate of Merger	6
Closing	13
Closing Class A Common Unit Payment	8
Closing Class B Unit Payment	8
Closing Date	14
Closing Statement	10
Company	5
Company Intellectual Property	25
Constituent Companies	5
D&O Tail Insurance	44
Debt Commitment Letter	34
Debt Financing	34
Disclosure Schedules	14
Effective Time	6
Employment Agreements	5
End Date	53
Escrow Agreement	8
Estimated Closing Cash	7
Estimated Closing Indebtedness	7
Estimated Closing Net Working Capital	7
Estimated Closing Statement	7
Estimated Transaction Expenses	7
Excess Amount	11
Financial Statements	17
Firm	11
HSR Approval	51
Intended Tax Treatment	50
IT Systems	26
Latest Balance Sheet	16
Leased Real Property	24
Leases	24
Lenders	33
Letter of Transmittal	9
Liabilities	17
Majority Holders	68
Material Contracts	23
Material Customer	30
Material Supplier	30

Merger	5
Merger Sub	5
Necessary Unitholder Approval	15
Notice of Disagreement	10
Owned Real Property	25
Paid Adjustment Amount	12
Paying Agent Agreement	9
Payoff Indebtedness	40
Permits	19
PPP Loan	31
Pride Utility Escrow Account	8
Protected Seller Communications	61
Purchase Price Adjustment Escrow Account	8
Purchase Price Allocation Schedule	50
Real Property	25
Remaining Purchase Pride Adjustment Escrow Funds	11
Representative	5
Representative Controlled Tax Proceeding	48
Representative Prepared Returns	46
Retained Counsel	61
Retained Employees	54
Securities Act	33
Settlement Date	11
Surviving Company	5
Transaction Documents	65
Transfer Taxes	46
Waiver Exceptions	58

11.03            Interpretation. In addition to the definitions referred to or set forth in this Agreement:

(a)            Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b)            The terms "hereof," "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

(c)            Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Where the context permits, the use of the term "or" will be equivalent to the use of the term "and/or."

(d)            Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

(e)            All references to "$" and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(f)             All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(g)            Any document or item will be deemed "delivered", "provided" or "made available" by the Company or the Representative, as applicable, within the meaning of this Agreement if such document or item is included in the electronic data room hosted at https://datasiteone.merrillcorp.com/global/projects on or prior to December 14, 2020 3:00 p.m. Central Time.

(h)            Any reference to any agreement, including this Agreement, or contract referenced herein or in the Disclosure Schedules will be a reference to such agreement or contract, as amended, modified, supplemented or waived.

(i)            Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(j)            Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

The Company:	FUTURE INFRASTRUCTURE HOLDINGS, LLC

	By:	/s/ David Parkin
	Name:	David Parkin
	Its:	Assistant Secretary

Buyer:	PRIMORIS SERVICES CORPORATION

	By:	/s/ Tom McCormick
	Name:	Tom McCormick
	Its:	President

Merger Sub:	PRIMORIS MERGER SUB, LLC

	By:	/s/ Tom McCormick
	Name:	Tom McCormick
	Its:	President

[Signatures continued on the following page]

[Signature Page to Merger Agreement]

[Signatures continued from the preceding page]

Representative:	TOWER ARCH CAPITAL, L.P.

	By:	/s/ David Parkin
	Name:	David Parkin
	Its:	Member

[Signature Page to Merger Agreement]